Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

dated as of November 7, 2013

among

SALIX PHARMACEUTICALS, LTD.,

SALIX PHARMACEUTICALS, INC.

(solely for purposes of Section 2.1(b) and Sections 4.3(a), (d) and (e)),

WILLOW ACQUISITION SUB CORPORATION

and

SANTARUS, INC.

-ii-

-iii-

-iv-

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 7, 2013, among SALIX PHARMACEUTICALS, LTD., a Delaware corporation (“Parent”), SALIX PHARMACEUTICALS, INC., a California corporation, solely for purposes of Section 2.1(b) and Sections 4.3(a), (d) and (e) (“Intermediary”), WILLOW ACQUISITION SUB CORPORATION, a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and SANTARUS, INC., a Delaware corporation (the “Company”).

INTRODUCTION

WHEREAS, the respective boards of directors of the Company, Parent and Merger Sub have approved the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, on the terms and subject to the conditions set forth herein, Parent has agreed to cause Merger Sub to commence a cash tender offer (as it may be extended, amended and supplemented from time to time as permitted by this Agreement, the “Offer”) to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of the Company (collectively, the “Company Common Stock”) at a price per share equal to $32.00, net to the seller in cash, without interest (such amount or any greater amount per share paid pursuant to the Offer, the “Offer Price”);

WHEREAS, following the consummation of the Offer, the parties intend that Merger Sub will be merged (the “Merger”) with and into the Company on the terms and subject to the conditions set forth in this Agreement (with the Merger being governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”)); and

WHEREAS, as a condition and inducement to the willingness of Parent, Intermediary and Merger Sub to enter into this Agreement, certain Stockholders are entering into a support agreement with Parent (the “Support Agreement”) simultaneously with the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

ARTICLE 1

DEFINITIONS

SECTION 1.1. Definitions.

(a) As used in this Agreement, the following terms have the respective meanings set forth below:

“Acquisition Proposal” means any inquiry, proposal or offer (whether or not in writing) from any Person (other than Parent, Merger Sub or any of their Affiliates) relating to any direct or indirect acquisition by such Person (or in the case of a direct merger between such

Person and the Company, the equity holders of such Person), including by way of any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, share exchange, reorganization, recapitalization, liquidation, business combination, dissolution, joint venture, license or similar transaction, of (i) assets or businesses that constitute or represent 15% or more of the consolidated revenue, net income or assets of the Company and the Company Subsidiary, taken as a whole, (ii) 15% or more of the outstanding shares of Company Common Stock or any other class of capital stock of, or other equity or voting interests in, the Company or the Company Subsidiary which in the aggregate directly or indirectly hold the assets referred to in clause (i) above or (iii) any combination of the foregoing.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Business Day” means any day other than Saturday, Sunday or any day on which commercial banks in New York, New York are authorized or required by applicable Law to close.

“Code” means the Internal Revenue Code of 1986.

“Collaboration Partners” means the Company’s or the Company Subsidiary’s licensees or licensors or collaboration or similar commercialization partners with respect to the Company Products.

“Company Board” means the Board of Directors of the Company.

“Company Charter Documents” means the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws of the Company, each as amended.

“Company Employee Benefit Plan” means any plan, program, policy, trust, fund or Contract maintained, contributed to or required to be contributed to by the Company or the Company Subsidiary (or any ERISA Affiliate of the Company or the Company Subsidiary) or under which the Company (or any ERISA Affiliate of the Company or the Company Subsidiary) has or could have any liability (whether or not an “employee benefit plan” within the meaning of Section 3(3) of ERISA), including any pension, profit-sharing, 401(k) retirement, bonus, incentive compensation, deferred compensation, loan, vacation, sick pay, employee stock ownership, stock purchase, stock option or other equity based compensation plans, severance, indemnification, employment, Contractor, unemployment, death, hospitalization, sickness, or other medical, dental, vision, life, or other insurance, long- or short-term disability, change of control, fringe benefit, cafeteria plan or any other similar plan, program, policy or agreement.

“Company Financial Advisor” means Stifel, Nicolaus & Company, Incorporated.

“Company Intellectual Property” means all Intellectual Property owned or Controlled by the Company or the Company Subsidiary.

“Company Material Adverse Effect” means any event, condition, change, occurrence or development of a state of facts that, individually or in the aggregate with all other events, conditions, changes, occurrences or developments of a state of facts, is or would reasonably be expected to (i) be materially adverse to the business, assets, liabilities (contingent or otherwise), financial condition or results of operations of the Company and the Company Subsidiary, taken as a whole, or (ii) prevent, materially impede or materially delay the consummation of the Transactions; provided that none of the following shall be deemed themselves, alone or in combination, to constitute a Company Material Adverse Effect, and none of the following shall be considered in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (1) changes in any applicable Law or GAAP or the interpretation thereof, (2) changes generally affecting the national or international economy, the biotechnology or pharmaceutical industry or financial or securities markets, (3) political conditions (or changes in such conditions) or acts of terrorism or war or any similar event (or the escalation or worsening thereof) or natural disasters occurring after the date hereof and involving the United States, (4) any failure, in and of itself, by the Company to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period ending on or after the date hereof, or any decline in the market price or change in trading volume of the Company Common Stock (it being understood and agreed that the facts and circumstances giving rise to such failure or decline in market price or change in trading volume may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect), (5) the initiation of any Proceeding against the Company by any Stockholder (in its capacity as such) challenging or seeking to restrain or prohibit the consummation of the Transactions, (6) any adverse effect arising from the announcement or pendency of the Transactions (provided that this clause (6) shall not diminish the effect of, and shall be disregarded for purposes of, the representations and warranties contained in Section 5.3(b)) or (7) except for any requirement to operate in the ordinary course of business, any adverse effect arising from any action taken by the Company or the Company Subsidiary that is expressly required by the terms of this Agreement or the failure of the Company or the Company Subsidiary to take any action that the Company and the Company Subsidiary are specifically prohibited by Section 7.1(b) from taking, in each case with respect to clauses (1), (2) and (3), only to the extent that the Company and the Company Subsidiary, taken as a whole, are not disproportionately affected by such changes or events relative to other companies in the biotechnology or pharmaceutical industry.

“Company Preferred Stock” means the preferred stock, par value $0.0001 per share, of the Company.

“Company Products” means Uceris® (budesonide) extended release tablets, Zegerid® (omperazole/sodium bicarbonate) capsules and powder for oral suspension, Glumetza® (metformin hydrochloride) extended release tablets, Cycloset® (bromocriptine mesylate) tablets, Fenoglide® (fenofibrate) tablets, Ruconest® (recombinant human C1 esterase inhibitor), Rifamycin SV MMX®, and SAN-300 (anti-VLA-1 mAb).

“Company Recommendation” means the recommendation of the Company Board that the Stockholders accept the Offer and tender their shares of Company Common Stock pursuant to the Offer.

“Company Subsidiary” means Covella Pharmaceuticals, Inc.

“Company Subsidiary Charter Documents” means the certificate of incorporation and bylaws of the Company Subsidiary, as amended.

“Compliant” means, with respect to the Required Information, that (i) the Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the Required Information not misleading, (ii) the Company’s registered public accounting firm shall not have withdrawn its audit opinion with respect to any of the audited financial statements included in the Required Information, (iii) the Company shall not have issued a public statement indicating its intention to restate any of its historical financial statements, in whole or in part, including the financial statements included in the Required Information, in which case the Marketing Period shall not commence unless and until such restatement has been completed and the affected financial statements have been amended or the Company has announced or informed Parent that it has concluded in good faith and in its reasonable business judgment (including the basis for such conclusion) that no restatement of financial statements shall be required in accordance with GAAP, or (iv) the Company is not delinquent in filing any of report that it is required to file under the Exchange Act.

“Confidentiality Agreement” means the confidentiality letter agreement, dated as of August 6, 2013, between a Subsidiary of Parent and the Company.

“Contract” means, with respect to any Person, any legally binding contract, agreement, lease, sublease, license, commitment, sale or purchase order, indenture, note, bond, loan, mortgage, deed of trust, instrument or other arrangement, whether written or oral, to which such Person is a party or by which such Person or such Person’s properties or assets are bound.

“Control” means, with respect to Intellectual Property, that the Company or Company Subsidiary has possession of the right to make or have made, use, sell or have sold, or import Company Products under such Intellectual Property, whether such right arises by ownership or exclusive license or, if material to the applicable Company Product, non-exclusive license.

“Copyrights” means (i) all copyrights (including all copyrights in any packaging, package inserts, marketing or promotional materials, labeling information or other text provided to consumers), mask works, and similar rights, whether registered or unregistered, and all rights in any copyrightable works, in each case, throughout the world, and (ii) all registrations and applications, including extension, restorations and renewals, for any of the foregoing.

“Debt Financing Source” means the lenders and any other Persons that have committed to provide financing to (or have agreed to arrange financing for), or purchase securities from or place securities for, Parent or Merger Sub, or otherwise have entered into agreements, in each case, for the purpose of effecting the Financing, including entry into the Financing Commitment and any credit agreements or joinder agreements relating thereto, and any successors and assigns of any such Persons.

“Environmental Laws” means any Law, Judgment or Authorization relating to pollution, the environment, or human health and safety, including any of the foregoing relating to (i) the presence, receipt, manufacture, processing, generation, use, distribution, transport, treatment, handling, storage, disposal, removal or remediation of any Hazardous Substance, (ii) air, water (including ground, surface and drinking water), land surface or subsurface strata pollution, (iii) the release or threatened release into the environment of any Hazardous Substance, including emissions, discharges, injections, spills, escapes, dumping or leaching of any Hazardous Substance, or (iv) the health and safety of employees and other persons.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person which is (or at any relevant time was) a member of a “controlled group of corporations” with, under “common control” with, or a member of an “affiliate service group” with the Company as such terms are defined in Sections 414(b), (c), (m) or (o) of the Code.

“ESPP” means the Company’s Amended and Restated Employee Stock Purchase Plan, as amended and restated effective June 11, 2013.

“Exchange Act” means the Securities Exchange Act of 1934.

“FDA” means the United States Food and Drug Administration.

“FDCA” means the Federal Food, Drug, and Cosmetic Act.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any transnational, national, federal, state, municipal, local or foreign governmental, judicial, quasi-judicial, legislative, executive, regulatory (including stock exchange) or administrative authority, department, agency, organization, body, instrumentality or official, including any political subdivision thereof.

“Hazardous Substance” means (i) any pollutant or contaminant or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, (ii) any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including any medical or biological waste, petroleum product or byproduct, asbestos, lead or polychlorinated biphenyls or (iii) any other substance, waste or material regulated under any Environmental Law or that is capable of causing harm or injury to human health, natural resources or the environment or could give rise to liability or any obligation to remediate under any applicable Law.

“Health Care Laws” means the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)); the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)); the civil False Claims Act (31 U.S.C. §§ 3729 et seq.); the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)); the Exclusion Laws (42 U.S.C. § 1320a-7); the Medicare statute (Title XVIII of the Social Security Act), including Social Security Act §§ 1860D-1 to 1860D-43 (relating to Medicare Part D and the Medicare Part D Coverage Gap Program); the Medicaid statute (Title XIX of the Social Security Act); the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h) and any analogous state Laws; the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and any other similar Law, including the price reporting requirements and the requirements relating to the processing of any applicable rebate, chargeback or adjustment, under applicable rules and regulations relating to the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8), any state supplemental rebate program, Medicare average sales price reporting (42 U.S.C. § 1395w-3a), the Public Health Service Act (42 U.S.C. § 256b), the Veterans Health Care Act (38 U.S.C. § 8126), regulatory requirements applicable to sales on the Federal Supply Schedule or under any state pharmaceutical assistance program or United States Department of Veterans Affairs agreement, and any successor government programs.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Information Deficiency Notice” means a written notice delivered by Parent to the Company describing in reasonable specificity all deficiencies in the Required Information provided by the Company.

“Intellectual Property” means (i) Patents, (ii) Trademarks, (iii) Copyrights, (iv) Know-How, (v) all rights in designs, (vi) domain names, (vii) rights to sue for past, present and future infringements, misappropriations or other violations of any of the foregoing, and (viii) rights to secure or recover the proceeds of the foregoing, including licenses, royalties, income, payments, claims, damages.

“Intervening Event” means a material event, occurrence, fact or change occurring or arising after the date hereof affecting the business, assets or operations of the Company that was not known or reasonably foreseeable to the Company or the Company Board as of the date hereof, which event, occurrence, fact or change becomes known to the Company or the Company Board prior to the Acceptance Time, other than (i) developments or changes affecting the biotechnology or pharmaceutical industry generally, (ii) changes in the market price or trading volume of the shares of Company Common Stock (however, the underlying reasons for such changes may constitute an Intervening Event), (iii) the timing of any consents, registrations, approvals, permits, clearances or authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from any Governmental Authority in connection with this Agreement and the consummation of the Transactions, (iv) an Acquisition Proposal, or an inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or the consequences thereof or (v) the fact that, in and of itself, the Company exceeds any internal or published industry analyst projections or forecasts or estimates of revenues or earnings (however, the underlying reasons for such events may constitute an Intervening Event).

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation (excluding any public networks).

“Know-How” means all trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law), know-how, and similar proprietary rights in confidential inventions (whether patentable or not and whether or not reduced to practice), discoveries, improvements, processes, techniques, methods, patterns and specifications.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, hypothecation, option, right of first refusal, right of first offer, security interest or encumbrance of any kind or nature whatsoever.

“Manufacturers and Suppliers” means the Company’s or the Company Subsidiary’s supply or manufacturing partners with respect to the Company Products.

“Marketing Period” means (i) a period of 20 consecutive Business Days commencing on November 19, 2013, unless on November 18, 2013 Parent in good faith determines that the Required Information has not been delivered by the Company or the Required Information provided by the Company is not Compliant, and provides an Information Deficiency Notice to the Company, in which case if the Company supplements the Required Information such that the Required Information is delivered to Parent and is Compliant by November 22, 2013, then the Marketing Period shall commence on November 25, 2013 and shall be a period of 16 consecutive Business Days; provided that neither the delivery by Parent of an Information Deficiency Notice nor its failure to deliver an Information Deficiency Notice shall affect the Company’s obligations under Section 7.18 or under any other provision of this Agreement and (ii) otherwise a period of 15 consecutive Business Days commencing on January 6, 2014 (or, if later, the third Business Day after the Company has delivered the Required Information to Parent and Merger Sub and the Required Information so delivered is Compliant). Notwithstanding clause (i) or (ii) above, the Marketing Period (1) shall not commence if the Required Information is not Compliant and (2) shall be deemed not to have commenced if prior to the Closing Date the Required Information ceases to be Compliant.

“NASDAQ” means The NASDAQ Global Select Market.

“Non-Owned Company Intellectual Property” means all Company Intellectual Property that is not Owned Company Intellectual Property.

“Owned Company Intellectual Property” means all Company Intellectual Property owned or purported to be owned, whether wholly or jointly with others, by the Company or the Company Subsidiary.

“Parent Material Adverse Effect” means any event, condition, change, occurrence or development of a state of facts that, individually or in the aggregate with all other events, conditions, changes, occurrences or developments of a state of facts, prevents, materially impedes or materially delays, or would reasonably be expected to prevent, materially impede or materially delay, Parent’s ability to consummate the Transactions.

“Patents” means all national, regional and international patents and patent applications, including provisional patent applications, utility models, petty patents and design patents and certificates of invention.

“Permitted Lien” means any Lien that (i) arises out of Taxes not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings, (ii) represents the rights of customers, suppliers and subcontractors in the ordinary course of business consistent with past practice under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract law, (iii) insofar as it relates to or covers any Contract, are restrictions against the transfer or assignment thereof that are included in the terms of such Contract, (iv) is a minor Lien that has arisen in the ordinary course of business consistent with past practice that does not, individually or in the aggregate, materially interfere with the use, operation or transfer of, or any of the benefits of ownership of, or materially detract from the value of, the property subject thereto or (v) is described in Section 1.01(a) of the Company Disclosure Letter.

“Person” means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization, limited liability company or other entity, including any Governmental Authority.

“Personal Data” means all data or information that is linked to any reasonably identifiable person and any other data or information that constitutes personal data or personal information under any applicable Law relating to privacy, data protection, or data security, which information includes any genetic data, financial, credit, medical or other information, names, addresses, social security or insurance numbers, telephone numbers, facsimile numbers, email addresses or other contact information, or any device identifier.

“PHSA” means the Public Health Service Act.

“Pre-Closing Period” means the period from the date hereof until the earlier of the Acceptance Time and the termination of this Agreement pursuant to Article 9.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, auditors, consultants, agents and other representatives.

“Required Information” means the financial information and other financial data (but not including any projections of the Company) of the type and form customarily included in offering documents used in private placements of debt securities under Rule 144A promulgated under the Securities Act, including (i) audited financial statements and (ii) unaudited financial statements (but which, for the avoidance of doubt, shall not include information required by Rules 3-09, 3-10 or 3-16 under Regulation S-X).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Stockholders” means the stockholders of the Company.

“Stock Plans” means the Company’s 1998 Stock Option Plan, as amended, Amended and Restated 2004 Equity Incentive Award Plan, as amended and restated effective June 11, 2013, and any other equity plans of the Company or the Company Subsidiary.

“Subsidiary” means, with respect to any Person, another Person, an amount of the voting securities or other voting ownership interests that is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

“Superior Proposal” means a bona fide unsolicited written Acquisition Proposal (except that references in the definition thereof to “15%” shall be replaced by “50%”) made by any Person after the date hereof and not as a result of the Company’s breach of Section 7.8 of this Agreement that the Company Board determines in its good faith judgment (after consultation with outside legal counsel and receiving the advice of its financial advisor of nationally recognized reputation), taking into account all relevant financial, legal, regulatory and other factors relating to such Acquisition Proposal, including any conditions to consummation, the anticipated timing of closing, the risk of non-consummation, the identity of the Person making the Acquisition Proposal and such Person’s ability to finance the transaction, any required Authorizations or other third party consents, and any applicable break-up fees or expense reimbursement provisions, (i) would, if consummated, result in a transaction that is more favorable to the holders of Company Common Stock from a financial point of view than the Transactions (including the terms of any proposal by Parent to modify the terms of the Transactions) and (ii) is reasonably likely to be consummated on the terms proposed without undue delay; provided that in no event shall an Acquisition Proposal be deemed to be a Superior Proposal if consummation of the transaction contemplated thereby is subject to any financing condition.

“Takeover Provisions” means any “moratorium,” “control share acquisition,” “fair price,” “interested stockholder,” “affiliate transaction,” “business combination” or other antitakeover Laws, including Section 203 of the DGCL, or similar Law that might otherwise apply to this Agreement, the Support Agreement or any of the Transactions, and any similarly restrictive provision in the Company Charter Documents or the Company Subsidiary Charter Documents.

“Tax Return” means any report, return, statement, declaration or other written information required to be supplied to a taxing or other Governmental Authority in connection with Taxes.

“Taxes” means all taxes, levies or other like assessments, charges or fees (including estimated taxes, charges and fees), including income, franchise, profits, corporations, advance corporation, gross receipts, transfer, excise, property, sales, use value-added, ad valorem, license, capital, wage, employment, payroll, withholding, social security, severance, occupation, import, custom, stamp, alternative, add-on minimum, environmental or other governmental taxes or charges, imposed by the United States or any state, county, local or foreign government or subdivision or agency thereof, including any interest, penalties or additions to tax applicable or related thereto.

“To the knowledge of the Company” and similar phrases mean the actual knowledge of the officers listed on Section 1.01(b) of the Company Disclosure Letter, after making reasonable inquiry of their direct reports. With respect to matters involving Intellectual Property, knowledge does not require that any of such officers conduct or have conducted or obtain or have obtained any freedom-to-operate opinions or similar opinions of counsel or any Intellectual Property clearance searches, and no knowledge of any third party Intellectual Property that would have been revealed by such inquiries, opinions or searches will be imputed to such officers or any of their direct reports.

“Trademarks” means (i) all trademarks, trade names, trade dress, service marks, logos, trade styles, certification marks, collective marks, designs, product configuration rights, industrial designs and other identifiers of source, origin or quality and all other general intangibles of a like nature, whether registered or unregistered, (ii) all registrations and applications for any of the foregoing and all renewals thereof and (iii) all other rights similar to the foregoing in any country, together with all goodwill associated with any of the foregoing.

“Transactions” means the transactions contemplated by each of this Agreement and the Support Agreement, including the Offer and the Merger.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, and any similar provision of state Law that applies to the Company or the Company Subsidiary.

(b) The following terms are defined in the following sections of this Agreement:

Term	Section
Acceptance Time	2.1(b)
Agreement	Preamble
Alternative Acquisition Agreement	7.8(c)
Antitrust Laws	5.3(c)
Appraisal Shares	4.8
Authorizations	5.16(b)
Bankruptcy and Equity Exception	5.3(a)
Book-Entry Shares	4.2(a)
Certificate of Merger	3.4
Certificate	4.2(a)
Change of Recommendation Notice	7.8(d)
Closing	3.3
Closing Date	3.3
Commitment Letter	6.7(a)
Company	Preamble
Company Adverse Recommendation Change	7.8(c)
Company Board Meeting	5.3(a)
Company Common Stock	Introduction
Company Disclosure Letter	Article 5
Company Employee	7.2(b)
Company Financial Statements	5.6(a)
Company Rights	5.2(a)
Company SEC Reports	5.5(a)
Company Securities	5.2(b)
Company Stock Option	4.4(a)
Company Subsidiary Securities	5.4(b)
Conflict Minerals	5.26
Continuing Directors	2.3(b)
Contractor	5.12(g)
Debt Financing Source Party	10.12
DGCL	Introduction
D&O Insurance	7.9(c)
Effective Time	3.4
Exchange Fund	4.3(a)
Expiration Date	2.1(e)
Federal Health Care Programs	5.19(l)
Financing	7.18(a)
Financing Commitment	6.7(a)
Financing Conditions	6.7(a)
Financing Indemnitees	7.18(d)
GLPs	5.19(c)
HIPAA	5.19(n)
IND	5.19(e)

Term	Section
Indemnified Party	7.9(a)
Indemnifying Parties	7.9(b)
Information Statement	2.2(a)
Initial Expiration Date	2.1(e)
Intermediary	Preamble
Jefferies	6.7(a)
Judgment	5.3(b)
Law	5.3(b)
Lease	5.20(b)
Material Contract	5.18(a)
Maximum Amount	7.9(c)
Merger	Introduction
Merger Consideration	4.2(a)
Merger Sub	Preamble
Minimum Condition	Annex I
Offer	Introduction
Offer Closing	2.1(b)
Offer Conditions	2.1(b)
Offer Documents	2.1(d)
Offer Price	Introduction
Outside Date	9.1(b)(i)
Parent	Preamble
Parent Savings Plans	7.2(f)
Paying Agent	4.3(a)
Proceedings	5.8
Related Party	5.22
Related Party Transaction	5.22
Rights Agreement	5.2(a)
Schedule 14D-9	2.2(a)
Specified Agreement	9.1(d)(i)
Sunshine Act	5.19(o)
Support Agreement	Introduction
Surviving Corporation	3.1
Tendered Shares	2.1(b)
Termination Fee	9.3(b)

SECTION 1.2. Interpretation. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified. All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this

Agreement as if set forth in full herein. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. References (a) to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder, (b) to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any Contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule, (c) to any Person include the successors and permitted assigns of that Person, (d) from or through any date mean, unless otherwise specified, from and including or through and including, respectively, (e) to the “date hereof” means the date of this Agreement, and (f) to a “party” or the “parties” mean Parent, Merger Sub and the Company unless otherwise specified or the context otherwise requires.

ARTICLE 2

THE OFFER

SECTION 2.1. The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Section 9.1, Merger Sub shall, and Parent shall cause Merger Sub to, on or before December 3, 2013, commence (within the meaning of Rule 14d-2 under the Exchange Act), the Offer.

(b) The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment and pay for (by means of funds provided to Merger Sub by Intermediary) any shares of Company Common Stock pursuant to the Offer is subject to the terms and the satisfaction or waiver (as provided in Section 2.1(c) below) of the conditions set forth in Annex I (the “Offer Conditions”). On the terms and subject to the conditions of the Offer and this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept and pay for (by means of funds provided to Merger Sub by Intermediary) all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer (the “Tendered Shares”) as soon as practicable after the expiration date of the Offer and in compliance with applicable Law. The acceptance for payment of shares of Company Common Stock pursuant to and subject to the conditions of the Offer is referred to in this Agreement as the “Offer Closing,” and the date and time at which the Offer Closing occurs is referred to in this Agreement as the “Acceptance Time.” Parent shall provide, or cause to be provided, to Merger Sub (by means of funds provided to Merger Sub by Intermediary) on a timely basis funds necessary to purchase and pay for any and all shares of Company Common Stock that Merger Sub becomes obligated to accept for payment and purchase pursuant to the Offer.

(c) Parent and Merger Sub expressly reserve the right to waive any of the Offer Conditions, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided that, unless otherwise provided in this Agreement or previously approved by the Company in writing, Parent and Merger Sub shall not: (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of shares of Company Common Stock subject to or sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Offer Conditions or amend any Offer Condition, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner that is materially adverse to the holders of shares of Company Common Stock or (vi) extend or otherwise change the Expiration Date except as required or permitted by Section 2.1(e).

(d) On the date the Offer is commenced, Merger Sub shall, and Parent shall cause Merger Sub to, file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which Tender Offer Statement shall include an offer to purchase, letter of transmittal, summary advertisement and other required ancillary offer documents (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”) and cause the Offer Documents to be disseminated to the Stockholders as and to the extent required by applicable Law. The Company hereby consents to the inclusion of the Company Board Recommendation in the Offer Documents. Merger Sub shall, and Parent shall cause Merger Sub to, cause the Offer Documents to comply as to form in all material respects with the requirements of applicable Law. The Company shall promptly furnish to Parent and Merger Sub all information concerning the Company, the Company Subsidiary and the Stockholders that may be required to be set forth in the Offer Documents or reasonably requested in connection with any action contemplated by this Section 2.1(d), including communication of the Offer to the record and beneficial holders of shares of Company Common Stock. Each of the parties agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect, and Parent and Merger Sub further agree to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and disseminated to the Stockholders, in each case as and to the extent required by applicable Law. Parent and Merger Sub shall provide the Company and its counsel in writing with any comments (whether written or oral) that Parent, Merger Sub or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments. Prior to the filing of the Offer Documents (including any amendment or supplement thereto) with the SEC or dissemination thereof to the Stockholders, or responding to any comments of the SEC with respect to the Offer Documents, Parent and Merger Sub shall provide the Company with a reasonable opportunity to review and comment on such Offer Documents or response, and Parent and Merger Sub shall give reasonable consideration to any comments provided by the Company. Parent and Merger Sub shall use reasonable efforts to respond promptly to any such SEC comments.

(e) Subject to the terms and conditions set forth in the Offer Documents, the Offer shall remain open until midnight, New York City time, at the end of the 20th business day (for purposes of this Section 2.1(e) calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) after the date that the Offer is commenced (the “Initial Expiration Date”) or, if the period of time for which the Offer is open shall have been extended pursuant to, and in accordance with, this Section 2.1(e) or as may be required by applicable Law, the time and date to which the Offer has been so extended (the Initial Expiration Date or such later time and date to which the Offer has been extended in accordance with this Section 2.1(e), the “Expiration Date”). Notwithstanding the foregoing, (i) if, on the then-effective Expiration Date, any of the Offer Conditions have not been satisfied or waived, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for successive periods of not more than 10 Business Days (the length of such period to be determined by Merger Sub), or for such longer period as the parties may agree in order to permit the satisfaction of the Offer Conditions; provided that if the sole then-unsatisfied Offer Condition is the Minimum Condition, the maximum aggregate number of days that Merger Sub shall extend the Offer pursuant to this clause (i) is 40 Business Days; provided further that Merger Sub shall not, without the Company’s prior written consent, extend the Offer if all Offer Conditions have been satisfied or waived, (ii) Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer or the Offer Documents; provided that, in each case, Merger Sub shall not in any event be required to, and without the Company’s prior written consent shall not, extend the Offer beyond the Outside Date, and (iii) Merger Sub shall have the right successively to extend the Offer from time to time if, on the on the then-effective Expiration Date the Marketing Period shall not have been completed, and in each instance Merger Sub may extend the Offer for an extension period of not more than 10 Business Days (the length of such period to be determined by Merger Sub); provided that, unless the parties agree otherwise, the maximum aggregate number of days that Merger Sub shall extend the Offer pursuant to this clause (iii) is 20 Business Days. Nothing in this Section 2.1(e) shall be deemed to impair, limit or otherwise restrict in any manner the right of the Company, Parent or Merger Sub to terminate this Agreement pursuant to Section 9.1. In the event that this Agreement is terminated pursuant to the terms hereof, Merger Sub shall, and Parent shall cause Merger Sub to, promptly (and in any event within one Business Day of such termination) irrevocably and unconditionally terminate the Offer. If the Offer is terminated or withdrawn by Merger Sub, or this Agreement is terminated in accordance with Section 9.1, prior to the acceptance for payment of shares of Company Common Stock tendered in the Offer, Merger Sub shall, and Parent shall cause Merger Sub to, promptly return, and shall cause any depository acting on behalf of Merger Sub to return, all tendered Company Common Stock to the registered holders thereof.

SECTION 2.2. Company Action.

(a) The Company shall file with the SEC, to the extent reasonably practical concurrently with the filing of the Offer Documents with the SEC or as soon as practicable thereafter, a Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Offer (together with any amendments or supplements thereto, the “Schedule 14D-9”) that contains the Company Board Recommendation and shall promptly disseminate the Schedule 14D-9 to the Stockholders as and to the extent required by Rule 14d-9 under the Exchange Act. The Schedule 14D-9 shall include as an exhibit an information statement required in connection with the Offer under Rule 14f-1 under the Exchange Act (as amended or supplemented from time to time, the

“Information Statement”). The Company shall cause the Schedule 14D-9 to comply as to form in all material respects with the requirements of applicable Law. The parties agree to use their respective reasonable best efforts to cause the Schedule 14D-9 to be mailed or otherwise disseminated to the Stockholders together with the Offer Documents. Parent and Merger Sub shall as promptly as reasonably practicable following the date hereof furnish to the Company all information concerning Parent and Merger Sub that may be required or reasonably requested by the Company for inclusion in the Schedule 14D-9. Each of the parties agrees to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the Stockholders, in each case as and to the extent required by applicable Law. The Company shall provide Parent, Merger Sub and their counsel in writing with any comments (whether written or oral) that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments. Prior to the filing of the Schedule 14D-9 (including any amendment or supplement thereto) with the SEC or dissemination thereof to the Stockholders, or responding to any comments of the SEC with respect to the Schedule 14D-9, the Company shall provide Parent and Merger Sub with a reasonable opportunity to review and comment on such Schedule 14D-9 or response, and the Company shall give reasonable consideration to any comments provided by Parent or Merger Sub. The Company shall use reasonable efforts to respond promptly to any such SEC comments.

(b) The Company shall promptly after the date hereof provide to Parent, or cause to be provided to Parent, a list of the Stockholders as well as mailing labels and any available listing or computer file containing the names and addresses of all record holders of Company Common Stock and lists of securities positions of Company Common Stock held in stock depositories, in each case accurate and complete as of the most recent practicable date and shall promptly furnish Merger Sub with such additional information and assistance (including updated lists of the Stockholders, mailing labels and lists of securities positions) as Merger Sub or its agents may reasonably request in order to communicate the Offer to the Stockholders. Except as required by applicable Law, and except as necessary to communicate regarding the Transactions with the Stockholders, Parent and Merger Sub (and their respective Representatives) shall hold in confidence the information contained in any such labels, listings and files, shall use such information solely in connection with the Transactions, and, if this Agreement is terminated or the Offer is otherwise terminated, shall promptly deliver or cause to be delivered to the Company or destroy all copies of such information, labels, listings and files then in their possession or in the possession of their Representatives.

SECTION 2.3. Board of Directors.

(a) Promptly upon the Acceptance Time and at all times thereafter, Parent shall be entitled to elect or designate such number of directors (but not less than a majority), rounded up to the next whole number, on the Company Board as shall give Parent representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors elected or designated by Parent pursuant to this Section 2.3)

multiplied by the percentage that the aggregate number of Company Common Stock then owned directly or indirectly by Parent bears to the total number of shares of Company Common Stock then outstanding, and Parent shall be entitled to have such designees elected or appointed to such classes of the Company Board so as to be evenly distributed as possible among the three classes of directors of the Company Board. Prior to, and effective upon, the Acceptance Time, the Company shall, upon request by Parent, take all actions as are necessary to enable Parent’s designees to be so elected or appointed to the Company Board, including by promptly filling vacancies or newly created directorships on the Company Board, promptly increasing the size of the Company Board (including by amending the bylaws of the Company if necessary to increase the size of the Company Board) and/or promptly securing the resignations of such number of its incumbent directors as is necessary or desirable to provide Parent with such level of representation, and shall cause Parent’s designees to be so elected or appointed at such time. Subject to Section 2.3(b), after the Acceptance Time, the Company shall also, upon Parent’s request, cause the directors elected or designated by Parent to the Company Board to serve on and constitute the same percentage as such individuals represent of the entire Company Board (but not less than a majority), rounded up to the next whole number, of: (i) each committee of the Company Board and (ii) each board of directors (or similar body) and each committee thereof (or similar body) of the Company Subsidiary, in each case to the extent permitted by applicable Law and the rules of NASDAQ. The provisions of this Section 2.3(a) are in addition to, and shall not limit, any rights that Parent, Merger Sub or any of their respective Affiliates may have as a record holder or beneficial owner of Company Common Stock as a matter of applicable Law with respect to the election of directors or otherwise. The Company’s obligations to appoint or elect Parent’s designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. At the request of Parent, the Company shall take all actions necessary to effect any such appointment or election of Parent’s designees, including mailing to the Stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder, which, unless Parent otherwise elects, shall be so mailed together with the Schedule 14D-9. Parent shall supply to the Company, and be solely responsible for, all information with respect to itself and its officers, directors and Affiliates as is required by such Section and Rule.

(b) After Parent’s designees are appointed or elected to, and constitute a majority of, the Company Board pursuant to Section 2.3(a), and prior to the Effective Time, the Company shall cause the Company Board to maintain at least three directors who are members of the Company Board on the date hereof, each of whom shall be an “independent director” as defined by Rule 5605(a)(2) of the NASDAQ Marketplace Rules and eligible to serve on the Company’s audit committee under the Exchange Act and NASDAQ rules and at least one of whom shall be an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K and the instructions thereto (the “Continuing Directors”); provided that if the number of Continuing Directors is reduced below three for any reason, the remaining Continuing Directors shall be entitled to elect or designate an individual meeting the foregoing criteria to fill such vacancy, which individual shall be deemed to be a Continuing Director for purposes of this Agreement or, if no Continuing Directors then remain, the other directors shall designate three persons meeting the foregoing criteria to fill such vacancies, and such individuals shall be deemed to be

Continuing Directors for purposes of this Agreement. The Company and the Company Board shall promptly take all action as may be necessary to comply with their obligations under this Section 2.3(b). Notwithstanding anything to the contrary set forth in this Agreement, in the event that Parent’s designees are elected or appointed to the Company Board prior to the Effective Time pursuant to Section 2.3(a), the approval of a majority of such Continuing Directors (or the sole Continuing Director if there shall be only one Continuing Director) shall be required in order to authorize (and such authorization shall constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) (i) any amendment or termination of this Agreement, (ii) any waiver or exercise of any of the Company’s rights under this Agreement, (iii) any amendment of the Company Charter Documents or (iv) any other action of the Company Board under or in connection with this Agreement if such action would materially and adversely affect, or would reasonably be expected to materially and adversely affect, the Stockholders (other than Parent or Merger Sub). For purposes of considering any matter set forth in this Section 2.3(b), the Continuing Directors shall be permitted to meet without the presence of the other directors. The Continuing Directors shall have the authority to retain such counsel (which may include current counsel to the Company) and other advisors at the expense of the Company as may be determined by the Continuing Directors and shall have the authority to institute any action on behalf of the Company to enforce performance of this Agreement or any of the Company’s rights hereunder.

ARTICLE 3

THE MERGER

SECTION 3.1. The Merger. At the Effective Time, in accordance with this Agreement and the DGCL, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”). The Merger shall be governed by Section 251(h) of the DGCL and shall be effected as soon as practicable following the Offer Closing.

SECTION 3.2. Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

SECTION 3.3. Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Covington & Burling LLP, 1201 Pennsylvania Avenue, N.W., Washington, DC 20004 as soon as practicable following the Offer Closing, (i) on January 2, 2014, if prior to such date the conditions set forth in Article 8 (other than any such conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted, waiver of those conditions at the Closing) have been satisfied or, to the extent permitted, waived by the party or parties entitled to the benefit of such conditions, (ii) if the conditions set forth in Article 8 (other than any such conditions which by their nature are to be satisfied at the Closing) are not satisfied or waived prior to January 2, 2014, then no later than the third Business Day after the date such conditions have been satisfied or waived (other than any such conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted, waiver of those conditions at the Closing), or (iii) at such other place, at such other time, or on such other date as Parent and the Company may mutually agree (such date upon which the Closing occurs, the “Closing Date”).

SECTION 3.4. Effective Time. Concurrently with, or as soon as practicable after, the Closing, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”) in such form as required by, and executed in accordance with, the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the “Effective Time”). From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges, franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided in the DGCL.

SECTION 3.5. Surviving Corporation.

(a) Certificate of Incorporation. The certificate of incorporation of the Surviving Corporation shall be amended at the Effective Time so as to read in its entirety as set forth in Exhibit A, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein and under the DGCL.

(b) Bylaws. The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein and under the DGCL.

(c) Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation and shall serve until the earlier of their resignation, removal or death or until their respective successors have been duly elected or appointed and qualified, as the case may be. The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation and shall serve until the earlier of their resignation, removal or death or until their respective successors have been duly elected or appointed and qualified, as the case may be.

ARTICLE 4

CONSIDERATION; EXCHANGE OF CERTIFICATES

SECTION 4.1. Conversion of Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company, each share of Merger Sub capital stock will be converted into and become one fully paid and non-assessable share of common stock of the Surviving Corporation.

SECTION 4.2. Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any Stockholder:

(a) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) any shares to be canceled pursuant to Section 4.2(b) and (ii) any Appraisal Shares) shall be canceled and shall be converted automatically into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of either a certificate representing any such shares of Company Common Stock (each, a “Certificate”) or book-entry shares representing such shares of Company Common Stock (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable with respect to such shares of Company Common Stock upon surrender of such Certificate or Book-Entry Shares in accordance with Section 4.3, without interest.

(b) Each share of Company Common Stock held in the treasury of the Company and each share of Company Common Stock owned by Parent, Merger Sub or any wholly owned Subsidiary of Parent or of the Company immediately prior to the Effective Time shall be canceled without any conversion thereof and shall cease to exist and no payment or distribution shall be made with respect thereto.

SECTION 4.3. Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall enter into an agreement with such bank or trust company as may be designated by Parent and reasonably acceptable to the Company (the “Paying Agent”), which shall provide for the payment by the Paying Agent of the amounts payable under Section 4.2(a) in accordance with the terms of this Section 4.3. Parent shall cause Intermediary to deposit with the Paying Agent in accordance with this Article 4 the amount of cash necessary to pay for the shares of Company Common Stock converted into the right to receive Merger Consideration (the “Exchange Fund”). The Exchange Fund shall not be used for any other purpose. The Exchange Fund shall, pending its disbursement to holders of shares of Company Common Stock, be invested by the Paying Agent as directed by Parent. No investment of the Exchange Fund shall relieve Parent, the Surviving Corporation or the Paying Agent from making the payments required by this Article 4, and to the extent that there are net losses with respect to any such investment, Parent shall promptly provide additional funds to the Paying Agent for the benefit of the applicable holders of Company Common Stock immediately prior to the Effective Time in the amount of such net losses, which additional funds shall be deemed to be part of the Exchange Fund. No investment of the Exchange Fund shall have maturities that could prevent or delay payments to be made pursuant to this Agreement. Any net profit resulting from, or interest or income produced by, such amounts on deposit with the Paying Agent will be payable to Parent.

(b) Exchange Procedures. Promptly after the Effective Time (and in any event within three Business Days), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Certificates and to each holder of record of Book-Entry Shares, in each case whose shares were converted into the right to receive the Merger Consideration pursuant to Section 4.2(a), (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent and which shall be in such form and have such other provisions as Parent may reasonably specify and (ii) instructions for use in surrendering the Certificates or Book-Entry Shares in exchange for the Merger Consideration payable with respect thereto. Upon surrender to the Paying Agent of a Certificate for cancellation, together with a duly completed and validly executed letter of transmittal or receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of Book-Entry Shares, the holder of such Certificate or Book-Entry Shares shall receive in exchange therefor the amount of cash which the shares of Company Common Stock theretofore represented by such Certificate or book-entry entitle such holder to receive pursuant to the provisions of this Article 4 and the Certificate or Book-Entry Shares so surrendered shall forthwith be canceled. Until so surrendered or transferred, as the case may be, each such Certificate or Book-Entry Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration. No interest shall be paid or shall accrue on any cash payable to holders of Certificates or Book-Entry Shares pursuant to the provisions of this Article 4. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate or Book-Entry Shares so surrendered are registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer or such Book-Entry Shares shall be properly transferred and the Person requesting such issuance shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or Book-Entry Shares or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.

(c) No Further Ownership Rights in Company Common Stock. The Merger Consideration paid upon the surrender for exchange of Certificates and Book-Entry Shares in accordance with the terms of this Article 4 shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Certificates or book entries, and, after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Company of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article 4, except as otherwise provided by applicable Law.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates or Book-Entry Shares for six months after the Effective Time shall be delivered to Parent or one of its Affiliates, upon demand, and any holders of Certificates or Book-Entry Shares who have not theretofore complied with this Article 4 shall thereafter look only to Intermediary and Parent (subject to abandoned property, escheat or similar Laws, as general creditors thereof) for payment of their claim for Merger Consideration, without any interest thereon.

(e) No Liability. None of Parent, Intermediary, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share shall not have been surrendered prior to the earlier of (i) two years after the Effective Time and (ii) immediately prior to the date on which the Merger Consideration payable with respect to the shares of Company Common Stock represented by such Certificate or book entry pursuant to this Article 4 would otherwise escheat to or become the property of any Governmental Authority, then any such Merger Consideration shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall, subject to such Person’s compliance with the exchange procedures set forth in Section 4.3(b) (other than the surrender of a Certificate), issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable with respect to the shares of Company Common Stock represented by such Certificate in accordance with this Article 4.

SECTION 4.4. Company Equity Awards.

(a) Stock Options. As soon as practicable following the date hereof (and, in any event, prior to the Acceptance Time), the Company Board (or, if appropriate, any committee thereof administering the Stock Plans) shall adopt such resolutions or take such other actions (including obtaining any required consents from holders of Company Stock Options) as may be required to provide that (i) each holder of an option to purchase shares of Company Common Stock (each, a “Company Stock Option”) shall be provided with notice pursuant to which all outstanding Company Stock Options held by such holder shall become fully vested and may be exercised by such holder prior to the Effective Time in accordance with the terms and conditions of the applicable award agreement and Stock Plan under which such Company Stock Option was granted and (ii) to the extent that any outstanding Company Stock Option is not so exercised on or prior to the Effective Time, such Company Stock Option shall be canceled, terminated and converted at the Effective Time into the right to receive an amount in cash determined by multiplying (A) the excess, if any, of the Merger Consideration over the applicable exercise price of such Company Stock Option by (B) the number of shares of Company Common Stock underlying such Company Stock Option (assuming full vesting of the Company Stock Option) had such holder exercised the Company Stock Option in full immediately prior to the Effective Time. Except as otherwise provided below, any consideration due and owing pursuant to this Section 4.4(a) shall be paid, without interest, within three Business Days after the Closing Date.

(b) ESPP. As soon as practicable following the date hereof (and, in any event, prior to the Acceptance Time), the Company Board (or, if appropriate, any committee thereof administering the ESPP) shall adopt such resolutions or take such other actions as may be required to provide that, with respect to the ESPP, (i) participation following the date hereof shall be limited to those employees who participated in the ESPP immediately prior to the execution and delivery of this Agreement, (ii) participants may not increase their payroll deductions or purchase elections from those in effect immediately prior to the execution and delivery of this Agreement (unless otherwise required by the Code), (iii) no Offering Period (as defined in the ESPP) shall commence after the execution and delivery of this Agreement and (iv) each participant’s outstanding right to purchase shares of Company Common Stock under the ESPP shall terminate no later than immediately prior to the Effective Time.

SECTION 4.5. Further Action. The parties agree to take all necessary action to cause the Merger to become effective as soon as practicable following the Offer Closing without a meeting of the Stockholders, as provided in Section 251(h) of the DGCL.

SECTION 4.6. Adjustments to Prevent Dilution. Without limiting the other provisions of this Agreement, (i) in the event that, during the period between the date hereof and the Effective Time, the number of outstanding shares of Company Common Stock or securities convertible or exchangeable into or exercisable for shares of Company Common Stock shall be changed into a different number of shares or securities or a different class, including as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, issuance pursuant to the Rights Agreement or other similar transaction, then the Offer Price, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be equitably adjusted, without duplication, to reflect such change and (ii) if any Company Rights are exercised or any dividends or distributions are made, set aside, paid or declared with respect to the Company’s Series A Junior Participating Preferred Stock, then the Offer Price, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be equitably adjusted, without duplication, to reflect such change; provided that, in any case, nothing in this Section 4.6 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

SECTION 4.7. Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law. To the extent that amounts are so deducted and withheld by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, and paid to the appropriate taxing authorities, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, made such deduction and withholding.

SECTION 4.8. Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares (“Appraisal Shares”) pursuant to, and who complies in all respects with, Section 262 of the DGCL shall not be converted into the right to receive Merger Consideration and shall entitle the holder only to payment for such Appraisal Shares in accordance with and to the extent provided by Section 262 of the DGCL; provided that if, after the Effective Time, any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then such Appraisal Shares shall automatically be converted as of the Effective Time into, and become exchangeable solely for the right to receive, Merger Consideration as provided in Section 4.2(a). The Company shall promptly serve notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. Any cash deposited with the Paying Agent pursuant to Section 4.3(a) with respect to shares of Company Common Stock that become Appraisal Shares shall be returned to Parent upon demand therefor.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) the disclosure letter delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”), which Company Disclosure Letter identifies the particular Section (or, if applicable, subsection) of this Article 5 to which such exception relates (provided that any disclosure contained in any section of the Company Disclosure Letter shall be deemed to be disclosed with respect to any other representation and warranty of this Article 5 only to the extent that it is reasonably apparent from the wording of such disclosure that such disclosure is intended to qualify such other representation and warranty) and (b) disclosure in the Company SEC Reports filed after December 31, 2011 and prior to the date hereof, excluding, in each case, any information in the “Risk Factors” or “Forward-Looking Statements” sections thereof and any other forward-looking statements therein (it being acknowledged and agreed that clause (b) shall not apply to any representations and warranties set forth in Sections 5.1, 5.2, 5.3, 5.4, 5.5, 5.6, 5.9 and 5.10), the Company hereby represents and warrants to Parent and Merger Sub as follows:

SECTION 5.1. Organization.

(a) Each of the Company and the Company Subsidiary (i) is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, (ii) has all requisite corporate power and authority to carry on its business as now conducted and (iii) is duly qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has heretofore made available to Parent accurate and complete copies of (i) the Company Charter Documents and the Company Subsidiary Charter Documents as in effect on the date hereof and (ii) the corporate minutes of the Company since January 1, 2010 (or, in the case of draft minutes, the most recent drafts thereof as of the date hereof). Such minutes reflect an accurate and materially complete summary of all meetings of the Company Board or committees thereof since January 1, 2010 (or, in the case of draft minutes, the most recent drafts thereof as of the date hereof).

SECTION 5.2. Capitalization.

(a) The authorized capital stock of the Company consists of (i) 200,000,000 shares of Company Common Stock and (ii) 10,000,000 shares of Company Preferred Stock, of which 100,000 shares of Company Preferred Stock were designated by the Company Board as Series A Junior Participating Preferred Stock and are issuable upon exercise of the rights (the “Company Rights”) under the Rights Agreement, dated as of November 12, 2004, between the Company and American Stock Transfer & Trust Company, as amended by the First Amendment to Rights Agreement, dated as of April 19, 2006, and the Second Amendment to Rights Agreement, dated as of December 10, 2008 (as amended, the “Rights Agreement”). As of November 6, 2013, there were (1) 67,138,217 shares of Company Common Stock issued and outstanding, (2) no shares of Company Preferred Stock outstanding, (3) no shares of Company Common Stock held by the Company in its treasury, (4) outstanding Company Stock Options to purchase an aggregate of 18,795,733 shares of Company Common Stock, (5) 7,341,997 shares of Company Common Stock reserved for issuance in respect of future awards under the Stock Plans, (6) 3,475,497 shares of Company Common Stock reserved for issuance under the ESPP, (7) 100,000 shares of Company Preferred Stock reserved for issuance pursuant to the Rights Agreement, (8) 2,421,456 shares of Company Common Stock reserved for issuance under the Stock Issuance Agreement, dated as of December 10, 2008, between the Company and Cosmo Technologies Limited, as amended, (9) 279,104 shares of Company Common Stock reserved for issuance or otherwise deliverable under the Agreement and Plan of Merger, dated as of September 10, 2010, between the Company, SAN Acquisition Corp., the Company Subsidiary and Lawrence C. Fritz, as Stockholder Representative, as amended, and (10) 74,626 shares of Company Common Stock reserved for issuance or otherwise deliverable under the License Agreement between Biogen Idec MA, Inc. and the Company Subsidiary dated as of January 22, 2009, as amended. Such issued and outstanding shares of capital stock of the Company have been, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized and validly issued, fully paid and non-assessable, and free of preemptive rights. Section 5.2(a) of the Company Disclosure Letter sets forth an accurate and complete list as of November 6, 2013 of each outstanding Company Stock Option by holder (without reference to such holder’s name), including the date of grant, exercise price, vesting schedule, and number of shares of Company Common Stock subject thereto.

(b) Other than the Company Common Stock, there are no outstanding bonds, debentures, notes, other indebtedness or securities of the Company having the right to vote (or, other than the outstanding Company Stock Options, convertible into or exchangeable for, securities having the right to vote) on any matters on which the Stockholders may vote. Except as set forth in this Section 5.2, as of the date hereof, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of, or ownership interests in, the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or other voting securities, or ownership interests in, or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities, or ownership interests in, the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of any capital stock or other voting securities of, or ownership interests in, the Company (the items in clauses (i) through (iv) being referred to collectively as “Company Securities”). There are no outstanding contractual obligations of the Company or of the Company Subsidiary of any kind to redeem, purchase or otherwise acquire any Company Securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or the Company Subsidiary is a party relating to the voting or disposition of any Company Securities or granting to any Person or group of Persons the right to elect, or to designate or nominate for election, a director to the Company Board or the Company Subsidiary. No Company Subsidiary owns any Company Common Stock or Company Securities.

SECTION 5.3. Authorization; No Conflict.

(a) The Company has the requisite corporate power and authority, and has taken all corporate action necessary, to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions. At a meeting duly called and held (the “Company Board Meeting”), the Company Board unanimously (i) determined that this Agreement and the Transactions are fair to, advisable and in the best interests of the Stockholders, (ii) approved and declared advisable this Agreement and the Transactions, (iii) resolved, subject to Section 7.8, to recommend that the Stockholders accept the Offer and tender their shares of Company Common Stock pursuant to the Offer and (iv) to the extent necessary, adopted a resolution having the effect of causing this Agreement and the Transactions not to be subject to any Takeover Provision that might otherwise apply to the Transactions. None of the foregoing resolutions of the Company Board have been amended, rescinded or modified. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, is enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and equitable principles of general applicability (the “Bankruptcy and Equity Exception”). Assuming the Transactions are consummated in accordance with Section 251(h) of the DGCL, no stockholder votes or consents are necessary to authorize this Agreement or to consummate the Transactions.

(b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions nor compliance by the Company with any of the provisions herein will (i) result in a violation or breach of, contravene or conflict with the Company Charter Documents or the Company Subsidiary Charter Documents, (ii) assuming compliance with the matters referred to in Section 5.3(c), conflict with or result in a violation or breach of any applicable judgment, ruling, order, writ, injunction or decree of any Governmental Authority or arbitrator (“Judgment”) or any provision of any applicable statute, code, decree, law, ordinance, rule, regulation or order of any Governmental Authority (“Law”), (iii) assuming compliance with the matters referred to in Section 5.3(c), require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or the Company Subsidiary is entitled under any provision of any Contract binding upon the Company or the Company Subsidiary or any Authorization affecting, or relating in any way to, the assets or business of the Company and the Company Subsidiary or (iv) result in the creation or imposition of any Lien on any asset of the Company or the Company Subsidiary, except as would not, in the case of each of clauses (ii), (iii) and (iv), reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, except for (i) filing the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) compliance with and filings pursuant to the HSR Act and applicable foreign competition and antitrust Laws (collectively, “Antitrust Laws”), if any, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other United States state or federal securities Laws, (iv) compliance with any NASDAQ rules and (v) actions or filings the failure of which to make or obtain has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 5.4. Subsidiaries.

(a) The Company Subsidiary is a direct wholly owned subsidiary of the Company. Except for the capital stock or other voting securities of, or ownership interests in, the Company Subsidiary, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person.

(b) Except as set forth in Section 5.4(b) of the Company Disclosure Letter, all of the outstanding capital stock or other voting securities of, or other ownership interests in, the Company Subsidiary is owned by the Company, directly or indirectly, free and clear of any Liens or any other limitations or restrictions (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no issued, reserved for issuance or outstanding (i) securities of the Company or the Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of, or ownership interests in, the Company Subsidiary, (ii) warrants, calls, options or other rights to acquire from the Company or the Company Subsidiary, or other obligations of the Company or the Company Subsidiary to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or other voting securities of, or ownership interests in, the Company Subsidiary or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of any capital stock or other voting securities of, or ownership interests in, the Company Subsidiary (the items in clauses (i) through (iii) being referred to collectively as “Company Subsidiary Securities”). There are no outstanding contractual obligations of the Company or of the Company Subsidiary of any kind to redeem, purchase or otherwise acquire any Company Subsidiary Securities.

SECTION 5.5. SEC Reports.

(a) Since December 31, 2010, the Company has filed with or furnished to the SEC all forms, reports, schedules, statements, prospectuses, registration statements, definitive proxy statements and other documents (all such documents filed subsequent to December 31, 2010, collectively, including all exhibits thereto and information incorporated by reference therein, the “Company SEC Reports”) required to be filed by the Company with or furnished by the Company to the SEC in a timely manner. As of their respective filing dates (or, if amended or superseded by a filing prior to the date hereof, on the date of such amending or superseding filing), (i) the Company SEC Reports complied, and each Company SEC Report filed subsequent to the date hereof will comply, in all material respects with the requirements of NASDAQ, the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, as the case may be, and the respective rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Reports and (ii) the Company SEC Reports did not, and each Company SEC Report filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company Subsidiary is not required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act.

(b) The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) and such disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer and principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act of 2002.

(c) The Company and the Company Subsidiary have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance (i) regarding the reliability of the Company’s and its consolidated Subsidiaries’ financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of the Company are being made only in accordance with the authorization of management and directors of the Company and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. The Company has disclosed, based on the most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and the audit committee of the Company Board (1) any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has provided to Parent prior to the date of this Agreement (i) a summary of any such disclosure made by the Company to the Company’s auditors and the audit committee of the Company Board since December 31, 2010 and (ii) any communication since December 31, 2012 made by the Company’s auditors to the audit committee of the Company Board required or contemplated by listing standards of NASDAQ, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.

(d) The Company, since December 31, 2010, has complied in all material respects with, and is in compliance in all material respects with, all current listing and corporate governance requirements of NASDAQ, and is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act of 2002 and the SEC. There are no outstanding loans or other extension of credit made by the Company or the Company Subsidiary to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(e) Neither the Company nor the Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and the Company Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off balance sheet arrangements (as defined in Item 303(a) of Regulation S-K under the Securities Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or the Company Subsidiary in the Company’s published financial statements or other Company SEC Reports.

(f) The Company has made available to Parent accurate and complete copies of all material correspondence since December 31, 2010 through the date hereof between the SEC, on the one hand, and the Company and the Company Subsidiary, on the other hand, including comment letters from the staff of the SEC relating to the Company SEC Reports containing unresolved comments and all written responses of the Company thereto. To the knowledge of the Company, as of the date hereof, no Company SEC Report is the subject of ongoing review, comment or investigation by the SEC.

SECTION 5.6. Company Financial Statements.

(a) The consolidated financial statements (including, in each case, any related notes and schedules thereto) (collectively, the “Company Financial Statements”) of the Company contained in the Company SEC Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in conformity with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as otherwise noted therein) and present fairly in all material respects the consolidated financial position and the consolidated results of operations and cash flows of the Company and the Company Subsidiary as of the dates or for the periods presented therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).

(b) Neither the Company nor the Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in any such liability or obligation, except liabilities or obligations that (i) are accrued or reserved against in the most recent Company Financial Statements included in the Company SEC Reports filed prior to the date hereof or are reflected in the notes thereto, (ii) are current liabilities incurred in the ordinary course of business consistent with past practice since the date of such Company Financial Statements, (iii) individually and in the aggregate, are not material to the Company and the Company Subsidiary, taken as a whole, or (iv) are incurred in connection with the Transactions.

SECTION 5.7. Absence of Material Adverse Effect. Except as set forth in Section 5.7 of the Company Disclosure Letter, since December 31, 2012, the Company and the Company Subsidiary have conducted their business in the ordinary course of business consistent with past practice and there has not been or occurred:

(a) any event, condition, change, occurrence or development of a state of circumstances which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

(b) any event, condition, action or occurrence that, if taken during the period from the date hereof through the Effective Time without Parent’s consent, would constitute a breach in any material respect of any of the covenants in Section 7.1(b) other than clauses (v), (viii), (xiii) and, as it relates to the foregoing, (xv), of Section 7.1(b).

SECTION 5.8. Litigation. Except as would not reasonably be expected to have a Company Material Adverse Effect and except as set forth in Section 5.8 of the Company Disclosure Letter, there are no suits, claims, actions, proceedings, arbitrations, mediations, investigations, demands, informal inquiries or requests for documents, whether by subpoena or informal letter (“Proceedings”), pending or, to the knowledge of the Company, threatened against (a) the Company, the Company Subsidiary or any of their respective present or former directors, officers, employees, Collaboration Partners (with respect to the applicable Company Products) or Manufacturers and Suppliers (with respect to the applicable Company Products) in their capacities as such, (b) any Company Employee Benefit Plan, any fiduciary with respect to a Company Employee Benefit Plan or the assets of a Company Employee Benefit Plan (other than routine claims for benefits) or (c) any of the assets or operations of the Company or the Company Subsidiary, in each case, before (or, in the case of threatened Proceedings, would be before) or by any Governmental Authority or arbitrator.

SECTION 5.9. Information Supplied. None of the information with respect to the Company and the Company Subsidiary supplied or to be supplied by or on behalf of the Company for inclusion in the Offer Documents will, at the time of the filing of, at the time of any amendment of or supplement to, or at the time of any publication, distribution or dissemination of, the Offer Documents, and at the time of the consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. At the time of the filing of, at the time of any amendment of or supplement to, and at the time of any publication, distribution and dissemination of, the Schedule 14D-9, and at the time of the consummation of the Offer, the Schedule 14D-9 (i) will comply as to form in all material respects with the requirements of the Exchange Act and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. For clarity, the representations and warranties in this Section 5.9 will not apply to statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to the Company by Parent or Merger Sub or any of their Representatives specifically for inclusion therein.

SECTION 5.10. Broker’s or Finder’s Fees. Except for the Company Financial Advisor, an accurate and complete copy of whose engagement letter has been provided to Parent,

no agent, broker, investment banker, finder, Person or firm acting on behalf of the Company or the Company Subsidiary or under the Company’s or the Company Subsidiary’s authority is or will be entitled to any advisory, commission or broker’s or finder’s fee or similar fee or commission or reimbursement of expenses in connection therewith from the Company or the Company Subsidiary in connection with any of the Transactions.

SECTION 5.11. Employee Plans.

(a) Section 5.11(a) of the Company Disclosure Letter sets forth an accurate and complete list of all Company Employee Benefit Plans (except for Company Employee Benefit Plans that apply solely to Contractors).

(b) With respect to each Company Employee Benefit Plan (except for Company Employee Benefit Plans that apply solely to Contractors), to the extent applicable, the Company has made available to Parent an accurate and complete copy of: (i) each plan document, including all amendments thereto, and all related trusts or service agreements, and written summaries of the material terms of all unwritten Company Employee Benefit Plans, (ii) the most recent Annual Report (Form 5500 Series) for each Company Employee Benefit Plan that is subject to such reporting requirements, (iii) the current summary plan description, including any material modifications, or any written summary provided to participants with respect to any plan for which no summary plan description exists, (iv) the most recent determination letter (or if applicable, advisory or opinion letter) from the Internal Revenue Service, if any, and any pending applications for a determination or opinion letter and (v) all material notices or other material written correspondence regarding such Company Employee Benefit Plan between a plan fiduciary, the Company, or any ERISA Affiliate and the Internal Revenue Service, Department of Labor, Pension Benefit Guarantee Corporation, or other Governmental Authority.

(c) Each Company Employee Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and has been the subject of a favorable and up-to-date determination, advisory or opinion letter from the Internal Revenue Service on which the Company is entitled to rely, or has pending or has time remaining in which to file an application for such determination, advisory or opinion letter from the Internal Revenue Service, and to the knowledge of the Company, no event has occurred, no condition, facts or circumstances exist that could reasonably be expected to cause the loss of such qualification or the imposition of material liability, penalty or Tax under ERISA, the Code or other applicable Law. All assets of the Company Employee Benefit Plans consist of cash or actively traded securities.

(d) Each Company Employee Benefit Plan has been operated, established, maintained and administered in all material respects in accordance with its terms and with all provisions of ERISA, the Code and other applicable Laws.

(e) Neither the Company nor the Company Subsidiary has engaged in any non-exempt prohibited transaction, within the meaning of Section 4975 of the Code or Section 406 of

ERISA, and, to the knowledge of the Company, no such prohibited transaction has occurred with respect to any Company Employee Benefit Plan. To the knowledge of the Company, no fiduciary, within the meaning of Section 3(21) of ERISA, has any material liability for breach of his or her fiduciary duty with respect to a Company Employee Benefit Plan or otherwise has any material liability in connection with any acts taken (or failed to be taken) with respect to the administration or investment of the assets of any Company Employee Benefit Plan.

(f) No Company Employee Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code, or is a “multiemployer plan” within the meaning of Section 3(37) of ERISA, and none of the Company, the Company Subsidiary or any ERISA Affiliate of the Company or the Company Subsidiary has within the past six calendar years sponsored, maintained, contributed to, been required to contribute to, or had any obligations or incurred any liability under any plan that is subject to Title IV of ERISA or Section 412 of the Code, or is a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

(g) Except as set forth in Section 5.11(g) of the Company Disclosure Letter, neither the Company nor the Company Subsidiary offers, has any liability or obligation to provide life, health or medical benefits or insurance coverage to any individual, or to the dependent of any individual, for any period extending beyond the termination of the individual’s employment, except to the extent required by the Comprehensive Omnibus Budget Reconciliation Act of 1985 or similar provisions of state Law.

(h) Neither the execution and delivery of this Agreement nor the consummation of the Transactions, alone or in combination with any other event (such as a termination of employment) will (i) result in any payment becoming due, or increase the amount of any compensation due, to any employee or former employee of the Company or the Company Subsidiary, (ii) result in any payment becoming due under any Company Employee Benefit Plan, (iii) increase any benefits otherwise payable under any Company Employee Benefit Plan, (iv) result in the acceleration of the time of payment or vesting of any such compensation or benefits, (v) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code, (vi) result in the triggering or imposition of any restrictions or limitations on the rights of the Company or the Company Subsidiary to amend or terminate any Company Employee Benefit Plan or (vii) entitle the recipient of any payment or benefit to receive a “gross up” payment for any income or other Taxes that might be owed with respect to such payment or benefit.

(i) All Company Stock Options have been granted, in all material respects, in accordance with the terms of the applicable Stock Plan and applicable Law. Each Company Stock Option has an exercise price that is no less than the fair market value of the underlying Company Common Stock on the date of grant, as determined in accordance with Section 409A of the Code, and is otherwise exempt from Section 409A. Each Company Stock Option intended to qualify as an incentive stock option under Section 422 of the Code so qualifies. The Company has provided to Parent accurate and complete copies of (i) the forms of standard award agreement under the Stock Plans and (ii) copies of any award agreements that materially deviate from such forms.

(j) No Company Employee Benefit Plan is subject to any Laws other than those of the United States or any state, country, or municipality in the United States, nor is maintained outside of the United States or for the benefit of employees located outside of the United States, and neither the Company nor the Company Subsidiary contributes to or has any obligation to contribute to any scheme, plan or arrangement mandated by a government other than the United States federal government.

SECTION 5.12. Employment Matters.

(a) Neither the Company nor the Company Subsidiary is a party to or otherwise bound by or has any obligations under any collective bargaining agreement or Contract with a labor union or labor organization, nor is any such Contract presently being negotiated, nor, to the knowledge of the Company, is there, nor has there been, a representation campaign or certification process with respect to any of the employees of the Company or the Company Subsidiary. There is no pending or, to the knowledge of the Company, threatened, labor strike, dispute, walkout, work stoppage, slow-down or lockout involving the Company or the Company Subsidiary. There are no controversies pending or, to the knowledge of the Company, threatened between the Company and the Company Subsidiary, on the one hand, and any of their employees, former employees, Contractors or former Contractors, on the other, which would reasonably be expected to result in an action, proceeding, dispute, grievance, arbitration, investigation before any Governmental Authority, charge or lawsuit. No investigation, review, complaint or proceeding by any Governmental Authority or employee, former employee, Contractor or former Contractor with respect to the Company and the Company Subsidiary in relation to the employment or services of any individual is pending or, to the knowledge of the Company, threatened, nor has the Company or the Company Subsidiary received any notice from any Governmental Authority indicating an intention to conduct the same.

(b) Section 5.12(b) of the Company Disclosure Letter sets forth an accurate and complete list, with respect to employees at the level of vice president and above, as of November 1, 2013 (such information to be provided for all other individuals set forth in the following clauses (i) through (iii) of this Section 5.12(b) 20 days prior to January 2, 2014) of (i) the name of each officer and employee of the Company or the Company Subsidiary, (ii) each other person who has accepted an offer of employment made by the Company or the Company Subsidiary but whose employment has not yet commenced and (iii) the names of each other person to whom an offer of employment is outstanding by the Company or the Company Subsidiary, in each case at the date hereof, together with, as applicable, each such person’s actual or offered position or function, date of hire, Fair Labor Standards Act designation, work location (identified by street address), seniority recognized to the extent preceding hire dates, status as active or non-active, visa and greencard application status, annual base salary or wages, accrued vacation or other leave, all compensation arrangements, fringe benefits and any incentive or bonus arrangement with respect to such person in effect on such date. In addition, Section 5.12(b) of the Company

Disclosure Letter sets forth an estimate of the aggregate amounts expected to be earned under any incentive or bonus arrangement for the current fiscal year. To the knowledge of the Company, no such person has given notice that he or she intends to cease to be an employee or service provider because of the consummation of the Transactions.

(c) All employees are employed on an “at-will” basis. The Company and the Company Subsidiary have complied in all material respects with all Laws governing the employment of personnel by United States companies, the withholding of Taxes and the employment of non-United States nationals in the United States, including those relating to wages, hours, benefits, worker classification, labor, affirmative action, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation, the collection and payment of withholding and/or Social Security Taxes and similar Taxes and the Immigration and Nationality Act 8 U.S.C. Sections 1101 et seq. and its implementing regulations. Except as set forth in Section 5.12(c) of the Company Disclosure Letter, neither the Company nor the Company Subsidiary have sponsored any employee for, or otherwise engaged any employee working pursuant to, a non-immigrant visa. To the knowledge of the Company, each employee of the Company is (i) a United States citizen or lawful permanent resident of the United States or (ii) an alien authorized to work in the United States either specifically for the Company or the Company Subsidiary or for any United States employer. Except as set forth in Section 5.12(c) of the Company Disclosure Letter, neither the Company nor the Company Subsidiary is a government contractor. All employees of the Company and the Company Subsidiary are employed in the United States, and all of the terms and conditions of their employment are governed exclusively by United States Law and not the Law of any other jurisdiction.

(d) Section 5.12(d) of the Company Disclosure Letter sets forth an accurate and complete list of all employees whose employment has been terminated by the Company within 30 calendar days preceding November 1, 2013, or whose work hours have been reduced by the Company within four months preceding November 1, 2013, and such list indicates the employee’s name, site of employment, position or job title, starting date of employment, and date of employment loss, termination or layoff, and, if applicable, the amount of hour reduction for each calendar month during the four month period preceding November 1, 2013.

(e) To the knowledge of the Company, no employee or Contractor of the Company or the Company Subsidiary is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality or non-competition agreement, that in any way adversely affects or restricts the performance of such employee’s or such Contractor’s duties for the Company. Each current and former employee of the Company and the Company Subsidiary (in the case of the Company Subsidiary, to the knowledge of the Company with respect to former employees prior to the acquisition of the Company Subsidiary by the Company) has executed a written nondisclosure and assignment-of-rights agreement for the benefit of the Company or the Company Subsidiary that (i) creates an obligation of assignment to the Company or the Company Subsidiary of all rights in Intellectual Property or other work product created or developed by the employee during the employee’s employment with the Company or the Company Subsidiary, (ii) includes non-disclosure and non-use provisions at least as restrictive as those set forth in the form of employee agreement provided in due diligence and (iii) to the knowledge of the Company, is binding and enforceable.

(f) Except as set forth in Section 5.12(f) of the Company Disclosure Letter, the Company and the Company Subsidiary have, or will have no later than the Closing Date, paid all accrued salaries, bonuses, commissions, wages, severance and accrued vacation pay of the employees of the Company and the Company Subsidiary due to be paid through the Closing Date.

(g) The Company has made available to Parent (i) an accurate and complete copy of each Form 1099 issued for fiscal year 2012 and (ii) an accurate and complete list of individuals and entities to which the Company anticipates issuing a Form 1099 based on fiscal year 2013 services performed through October 31, 2013. Section 5.12(g) of the Company Disclosure Letter sets forth an accurate and complete list of each independent contractor, consultant, freelancer or other service provider (collectively, “Contractors”) that is an individual and that has performed services at the Company’s headquarters in fiscal year 2012 or 2013.

SECTION 5.13. Opinion of Financial Advisor. The Company Financial Advisor has delivered to the Company Board its executed written opinion (or oral opinion to be confirmed in writing in accordance with Section 7.16), dated as of the date hereof, that, as of such date, the Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Stock, and such opinion has not been withdrawn, revoked or modified. The Company has been authorized by the Company Financial Advisor to permit the inclusion of such opinion in its entirety or references thereto in the Schedule 14D-9.

SECTION 5.14. Taxes.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company and the Company Subsidiary has timely filed all federal, state, local and other Tax Returns required to be filed by it (taking into account applicable extensions of time within which to file such Tax Returns) in the manner prescribed by applicable Law and all such Tax Returns are accurate and complete in all material respects and (ii) all Taxes shown as due on such Tax Returns have been paid in full, except for those Taxes that are being contested in good faith by appropriate proceedings and reserved for in accordance with GAAP. There are no Liens on any of the assets, rights or properties of the Company or the Company Subsidiary with respect to Taxes, other than Permitted Liens.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) no deficiencies have been asserted in writing against the Company or the Company Subsidiary as a result of examinations by any state, local, federal or foreign taxing authority, except for deficiencies which have been paid or are being contested in good faith by appropriate proceedings and are adequately reserved for in accordance with GAAP, and (ii) except as set forth in Section 5.14(b)(ii) of the Company Disclosure Letter,

there are no pending or, to the knowledge of the Company, threatened audits, assessments or other actions for or relating to any liability in respect of Taxes of the Company or the Company Subsidiary.

(c) Neither the Company nor the Company Subsidiary has been a party to a “listed transaction” within the meaning of Treas. Reg. Sec. 1.6011-4(b).

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor the Company Subsidiary is a party to any Tax sharing agreement, Tax indemnity obligation or similar agreement, arrangement or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any taxing authority), except for customary indemnification provisions contained in credit or other commercial agreements the primary purpose of which do not relate to Taxes.

(e) Except with respect to net operating loss carryforwards and credit carryforwards, the federal income Tax Returns of the Company and the Company Subsidiary have been examined by and settled with the Internal Revenue Service or have expired or otherwise have been closed by virtue of the expiration of the relevant statute of limitations for all taxable periods ending on or before December 31, 2009.

(f) Neither the Company nor the Company Subsidiary has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company). Neither the Company nor the Company Subsidiary has been notified in writing that it will be required to incur any liability for Taxes of any Person (other than the Company or the Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) with respect to any Tax claim that has been made by a Taxing authority with respect to such other Person.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiary have duly and timely withheld, collected, paid and reported to the proper Governmental Authorities all Taxes required to have been withheld, collected, paid or reported.

(h) Neither the Company nor the Company Subsidiary has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock purported to or intended to be governed by Section 355 or 361 of the Code within the past three years.

SECTION 5.15. Environmental Matters.

(a) The Company and the Company Subsidiary are and have at all times for the past five years been in compliance in all material respects with all applicable Environmental Laws (except where the failure to comply with Environmental Laws did not and would not, individually or in the aggregate, reasonably be expected to impose or result in a material liability that is the responsibility of the Company or the Company Subsidiary). There are no pending or, to the knowledge of the Company, threatened, Proceedings, Judgments, requests for information, or notices against the Company or the Company Subsidiary or any property currently or formerly leased, operated or used by the Company or the Company Subsidiary alleging non-compliance in any material respect with or material liability under any Environmental Law.

(b) There are no facts, circumstances or conditions associated with the Company or the Company Subsidiary or their respective operations or any real property currently or formerly leased, operated or used by the Company or the Company Subsidiary that would reasonably be expected (i) to give rise to any material violation of any Environmental Laws or result in the Company or the Company Subsidiary incurring any material liability under any Environmental Law or (ii) to prevent the Company or the Company Subsidiary from continuing to operate the business in the manner currently operated and in compliance in all material respects with all applicable Environmental Laws. To the knowledge of the Company, there are no facts, circumstances or conditions associated with any other property, including any property to which the Company or the Company Subsidiary or any Person working at the request or direction of the Company or the Company Subsidiary has arranged for the disposal or treatment of Hazardous Substances, that would reasonably be expected to give rise to any material violation of any Environmental Laws or result in the Company or the Company Subsidiary incurring any material liability under any Environmental Law.

(c) Except as set forth in Section 5.15(c) of the Company Disclosure Letter, neither the Company nor the Company Subsidiary has assumed or retained by Contract (including leases) or by operation of Law, any material liabilities of a third party arising under or pursuant to any Environmental Law or has agreed to indemnify, defend or hold harmless any third party for any material liabilities arising under or pursuant to any Environmental Law. The Company and each Company Subsidiary have made available to Parent prior to the date hereof copies of all material environmental and health and safety assessments, audits, investigations, or similar reports pertaining to the operation of the Company’s and the Company Subsidiary’s businesses and the operation or use of any real property currently or formerly leased, operated or used by the Company or the Company Subsidiary (in each case that is dated within the past five years), to the extent in the possession, custody or control of the Company or the Company Subsidiary.

SECTION 5.16. Compliance.

(a) The Company, the Company Subsidiary and, to the knowledge of the Company, the Collaboration Partners (with respect to the applicable Company Products) and the Manufacturers and Suppliers (with respect to the applicable Company Products) are, and since December 31, 2010 have been, in material compliance with all Laws applicable to the Company, the Company Subsidiary or such Collaboration Partners or Manufacturers and Suppliers, as applicable, or by which any of their respective properties or other assets or any of their businesses or operations are bound. Since December 31, 2010, neither the Company, the Company Subsidiary nor, to the knowledge of the Company, any Collaboration Partner (with respect to the applicable Company Products) or Manufacturer and Supplier (with respect to the applicable Company Products) has received any written notice or other written communication from any Governmental Authority of any violation or any investigation with respect to any such Law. None of the Company, the Company Subsidiary or, to the knowledge of the Company, any Collaboration Partner (with respect to the applicable Company Products) or Manufacturer and Supplier (with respect to the applicable Company Products), nor any of their respective properties, is or are subject to any outstanding Judgment that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that in any manner seeks to prevent, enjoin, alter or materially delay the Transactions.

(b) Each of the Company and the Company Subsidiary possesses all material registrations, licenses, franchises, permits, exemptions, clearances, certificates, approvals, consents and authorizations, and any applications and requests for approval for, and supplements or amendments to, the foregoing (collectively, “Authorizations”) from Governmental Authorities, or required by Governmental Authorities to be obtained, in each case, necessary for the lawful conduct of their respective businesses as now conducted. (i) All such Authorizations are in full force and effect, (ii) the Company and the Company Subsidiary are in compliance in all material respects with the terms of all Authorizations and (iii) since December 31, 2010, neither the Company nor the Company Subsidiary has received written notice to the effect that a Governmental Authority was considering the termination, revocation or cancellation of any Authorization. To the knowledge of the Company, the consummation of the Transactions, in and of itself, will not cause the revocation, termination or cancellation of any Authorization.

SECTION 5.17. Intellectual Property.

(a) Section 5.17(a) of the Company Disclosure Letter sets forth an accurate and complete list of all (i) issued Patents that are unexpired or, if expired, eligible for revival as of the date hereof and Patent applications pending or, if abandoned, eligible for revival as of the date hereof, (ii) Trademark registrations that are unexpired or, if expired, eligible for revival as of the date hereof and Trademark applications that are pending or, if abandoned, eligible for revival as of the date hereof and material unregistered Trademarks, (iii) domain name registrations and applications (both gTLDs and ccTLDs), and (iv) Copyright registrations and applications, in each case ((i), (ii), (iii) and (iv)), that constitute Company Intellectual Property. For each such item of Intellectual Property, Section 5.17(a) of the Company Disclosure Letter sets forth an accurate and complete list of: (1) all jurisdictions in which such Intellectual Property is registered, issued or granted or in which registrations, grants or issuances have been applied for or, in the case of any domain names, the registrar through which such domain name has been registered, (2) all registration, issuance, grant, serial and application numbers, as applicable, (3) the legal and record owner(s) thereof, (4) all filing, registration, issuance, grant, expiration and renewal dates, as applicable, and (5) all filing, fee and other deadlines pertaining thereto that are due or otherwise will occur within 180 days of October 29, 2013. To the knowledge of the Company and except as set forth in Section 5.17(a) of the Company Disclosure Letter, all Owned Company Intellectual Property and all Non-Owned Company Intellectual Property licensed to the Company or the Company Subsidiary, is valid, enforceable and in full force and effect.

(b) Except as set forth in Section 5.17(b) of the Company Disclosure Letter, none of the Owned Company Intellectual Property and, to the knowledge of the Company, (i) none of the Non-Owned Company Intellectual Property has been or is the subject of any litigation, arbitration, or mediation proceedings, inventorship challenge proceedings, post grant review proceedings, interferences, reissues, reexaminations or oppositions, and, with respect to Trademarks, invalidity, opposition, cancellation or concurrent use proceedings or any Judgment restricting the Company’s or the Company Subsidiary’s rights in, to and under such Company Intellectual Property or the validity, enforceability, use, right to use, ownership, priority, duration, scope or effectiveness of any such Company Intellectual Property or triggering any additional payment obligations with respect to any such Company Intellectual Property and (ii) neither the Company nor the Company Subsidiary has received any written threats of any such proceeding. For any such proceedings or threatened proceedings that have been resolved by way of Judgment, settlement or otherwise, Section 5.17(b) of the Company Disclosure Letter sets forth such Judgments or settlements or other agreements reached with respect thereto.

(c) Except as set forth in Section 5.17(c) of the Company Disclosure Letter, (i) the Company is the sole and exclusive owner of, and has the valid and enforceable right to use, all Owned Company Intellectual Property and has the valid and enforceable right to use all Non-Owned Company Intellectual Property, in each case as previously used, as currently used and as currently contemplated to be used in the future consistent with applicable Law, and (ii) the Company or the Company Subsidiary, as applicable, has the unrestricted right to assign, transfer or grant to the Surviving Corporation the Company’s and the Company Subsidiary’s interest, rights in, to and under the Owned Company Intellectual Property and all of the Company’s and the Company Subsidiary’s interest, rights in, to and under the Non-Owned Company Intellectual Property, in each case free and clear of any rights or claims of any Person or any other Liens, except for Permitted Liens, and without triggering any additional or increased payment obligation by any Person of any royalties, license fees or other amounts to any other Person, which additional or increased payment obligation is created due to such assignment, transfer or grant.

(d) Except as set forth in Section 5.17(d) of the Company Disclosure Letter, (i) there are no royalty, license fee or milestone payment obligations payable by or to the Company or the Company Subsidiary with respect to any of the Company Intellectual Property and (ii) no royalties, license fees or milestone payment obligations under any written Company Contract are or will be owed to any Person in connection with the Company’s and the Company Subsidiary’s exploitation of the Company Products as currently conducted or currently contemplated to be conducted.

(e) Except as set forth in Section 5.17(e) of the Company Disclosure Letter:

(i) within 180 days prior to the date hereof, and to the knowledge of the Company, at any time during the 12 months prior thereto (A) neither the Company nor the Company Subsidiary has assigned or otherwise transferred Control of any Patents or Trademarks to any Person that, at the time of such assignment or transfer, to the knowledge of the Company, would have been Company Intellectual Property but for such assignment or transfer, or (B) caused or permitted any Lien, except for Permitted Liens, to attach to any Company Intellectual Property;

(ii) neither the Company or the Company Subsidiary nor, to the knowledge of the Company, any other Person is party to any Contracts with third parties that materially limit or restrict use of the Owned Company Intellectual Property by the Company or the Company Subsidiary or require any payments for such use;

(iii) no Person other than the Company or the Company Subsidiary has any ownership or royalty interest in the Owned Company Intellectual Property;

(iv) neither the Company nor the Company Subsidiary has entered into any Contract (A) granting any Person other than the Company or the Company Subsidiary the right to bring any infringement or other enforcement actions with respect to, or otherwise to enforce, any Company Intellectual Property, (B) granting any Person the right to defend, any claim of infringement arising from the practice of any Company Intellectual Property, or expressly agreeing to indemnify any Person against any claim of infringement, violation or misappropriation of the Intellectual Property rights of a third person arising from the practice of Company Intellectual Property other than Contracts entered into in the ordinary course of business consistent with past practice, or (C) granting any Person the right to control the prosecution of any Company Intellectual Property; and

(v) to the knowledge of Company, there are no existing Contracts, options, commitments, or rights with, of or to any Person for such Person to acquire or obtain any ownership or exclusive license rights to Company Intellectual Property.

(f) To the knowledge of the Company and except as set forth in Section 5.17(f) of the Company Disclosure Letter, the Company has received no written notice or otherwise become aware of any unauthorized use, infringement, misappropriation or other violation of any Company Intellectual Property by any Person. Except as set forth in Section 5.17(f) of the Company Disclosure Letter, no written claims or assertions of unauthorized use, infringement, misappropriation or other violation of Company Intellectual Property have been made against any third party by the Company or the Company Subsidiary and, to the knowledge of the Company, no written claims or assertions of unauthorized use, infringement, misappropriation or other violation have been made against any third party by the by the owner or licensor of any of the Non-Owned Company Intellectual Property.

(g) To the knowledge of the Company, the conduct of the business of the Company and the Company Subsidiary as such business has been conducted, as it currently is being conducted, and as it currently is contemplated to be conducted with respect to Company Products does not presently and will not infringe, misappropriate or otherwise violate any Intellectual Property of any Person. Neither the Company nor the Company Subsidiary has received any written notice from any Person of any claim or assertion to the contrary.

(h) Except as set forth in Section 5.17(h) of the Company Disclosure Letter, as of the date hereof, (i) all issuance, renewal and maintenance and other payments that have become due, and for which the grace period for their payment, as set forth in any Law governing their payment, has passed, with respect to the Patents and Trademarks included in the Owned Company Intellectual Property and, to the knowledge of the Company, the Non-Owned Company Intellectual Property, have been paid in full within the time limits set forth in any Law governing their payment, (ii) for each Patent in the Company Intellectual Property as to which the Company or the Company Subsidiary or any of their respective attorneys, agents, or employees had or has a duty of candor and good faith required under 37 C.F.R. § 1.56, to the knowledge of the Company, such Person has complied with such duty, and (iii) to the knowledge of the Company, the Company and the Company Subsidiary have not engaged, by act or omission, in Patent misuse or any fraud or inequitable conduct in connection with any Patents included in the Owned Company Intellectual Property. To the knowledge of Company, the Patents included in the Company Intellectual Property name all inventors. The Company and the Company Subsidiary have taken reasonable measures to protect, preserve and maintain the secrecy, confidentiality and value of all Know-How and all other confidential and non-public information included within the Company Intellectual Property.

(i) Except as set forth in Section 5.17(i) of the Company Disclosure Letter, and to the knowledge of the Company, (i) no current or former employee of, or Contractor to, the Company or the Company Subsidiary owns any right, title, or interest in or to any Intellectual Property created or developed by such employee within the scope of or resulting from his or her employment with the Company or the Company Subsidiary or Contractor during and within the scope of their engagement as specified in a written Contract between the Contractor and the Company or the Company Subsidiary, except for ownership interests (A) granted or agreed to in the ordinary course of business consistent with past practice that do not, individually or in the aggregate, have a material adverse impact on the exploitation of any Company Product or (B) that may exist as a result of the applicable jurisdiction not recognizing an upfront grant of rights to Intellectual Property by the employee to the Company or the Company Subsidiary unless and until a confirmatory assignment has been made after the development, creation or other generation of the Intellectual Property, and (ii) neither Company nor the Company Subsidiary has received any written claim to the contrary. To the knowledge of the Company, there has been no disclosure of any non-public Company Intellectual Property to any employee or other Person who has not executed a binding confidentiality agreement, as described in Section 5.12(e).

(j) To the knowledge of the Company, there are no domain names included in the Company Intellectual Property that consist of or include Trademarks that are owned, held or registered by any Person other than the Company or the Company Subsidiary.

(k) To the knowledge of the Company, the Company and the Company Subsidiary have complied with any and all obligations pursuant to the Patent and Trademark Law Amendments Act, 35 U.S.C. §200 et seq., or other similar obligations under the Laws of any jurisdiction, including with respect to any Patents that are part of the Company Intellectual Property. Except as set forth in Section 5.17(k) of the Company Disclosure Letter, no Owned Company Intellectual Property and, to the knowledge of Company, no Non-Owned Company Intellectual Property has been developed or otherwise obtained, in whole or in part, through the use of funding or other resources of any Governmental Authority.

(l) All material IT Assets used by Company or the Company Subsidiary are (i) owned by the Company or the Company Subsidiary, (ii) currently in the public domain or otherwise available to the Company or the relevant Company Subsidiary without the approval or consent of any Person, or (iii) licensed or otherwise used by the Company or the relevant Company Subsidiary pursuant to terms of valid, binding written agreements. As of the date hereof, the IT Assets have operated and performed in a manner that permits the Company and the Company Subsidiary to conduct their respective businesses as currently conducted in all material respects and, to the knowledge of the Company, no Person has gained unauthorized access to the IT Assets. The Company and the Company Subsidiary take commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the material IT Assets (and all information and transactions stored or contained therein or transmitted thereby).

(m) None of the execution and delivery of this Agreement, the consummation of the Transactions, or the performance by the Company or the Company Subsidiary of its obligations hereunder conflict or will conflict with, alter or impair any of the Company’s or the Company Subsidiary’s rights in, to and under any Company Intellectual Property or the validity, enforceability, use, right to use, ownership, priority, duration, scope, or effectiveness of any Company Intellectual Property. Without limiting the foregoing, the consummation of the Transactions will not (i) result in the grant by Parent or its Affiliates, the Company or the Company Subsidiary to any Person of, or require Parent or its Affiliates, the Company or the Company Subsidiary to grant to any Person, any rights with respect to any Intellectual Property, (ii) subject Parent or its Affiliates, the Company or the Company Subsidiary to any increase in royalties or other payments in respect of any Company Intellectual Property, or (iii) diminish any royalties or other payments to which Parent or its Affiliates, the Company or the Company Subsidiary would otherwise be entitled to in respect of any Company Intellectual Property.

SECTION 5.18. Material Contracts.

(a) Except for Contracts that are filed as an exhibit to a Company SEC Report, Section 5.18(a) of the Company Disclosure Letter contains an accurate and complete list of the following Contracts to which the Company or the Company Subsidiary is a party or by which it is bound as of the date hereof (each such Contract, whether or not set forth in such section of the Company Disclosure Letter, a “Material Contract”):

(i) each Contract (A) relating to the employment of, or the performance of services by, any director, officer, employee or individual Contractor, requiring or otherwise involving the payment by the Company or the Company Subsidiary in excess of $250,000 in the fiscal year ended December 31, 2012, (B) the terms of which obligate or may in the future obligate the Company or the Company Subsidiary to make any severance, termination or similar payment to any current or former employee in excess of $250,000, or (C) pursuant to which the Company or the Company Subsidiary may be obligated to make any bonus or similar payment to any current or former employee or director in excess of $250,000;

(ii) each Contract (A) materially limiting the freedom or right of the Company or the Company Subsidiary (or, after the Acceptance Time, Parent or any of its Affiliates) to engage in any line of business, including the research, development and commercialization of the Company Products, to make use of any material Company Intellectual Property or to compete with any other Person in any location or line of business, (B) containing any “most favored nations” terms and conditions (including with respect to pricing) or exclusivity obligations, (C) granting any right of first refusal, right of first offer or similar right or (D) containing any other term, condition or clause that, individually or in the aggregate, limits or purports to limit in any material respect the ability of the Company or the Company Subsidiary to own, operate, manufacture, sell, distribute, transfer, pledge or otherwise dispose of any material assets or business of the Company or the Company Subsidiary (or, after the Acceptance Time, Parent or its Affiliates);

(iii) each Related Party Transaction;

(iv) each Contract that provides for indemnification (or reimbursement or advancement of legal fees or expenses) of any current or former officer, director or employee of the Company or the Company Subsidiary;

(v) each Lease under which the Company or the Company Subsidiary leases, subleases or licenses any real property;

(vi) each Contract requiring or otherwise involving the potential payment by or to the Company or the Company Subsidiary of more than (A) $500,000 in any fiscal year or (B) $1,000,000 in the aggregate, in each case, except for those that are terminable by the Company or the Company Subsidiary, without cost or penalty, on 90 days’ or less notice;

(vii) each Contract (A) in which the Company or the Company Subsidiary have agreed to purchase a minimum quantity of goods relating to any product or product candidate or (B) pursuant to which the Company or the Company Subsidiary has continuing obligations or interests involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or the Company Subsidiary, in each case, except for those that are terminable by the Company or the Company Subsidiary, without cost or penalty, on 90 days’ or less notice;

(viii) each Contract for the disposition of any significant portion of the assets or business of the Company or the Company Subsidiary or any agreement for the acquisition, directly or indirectly, of a material portion of the assets or business of any other Person (whether by merger, sale of stock or assets or otherwise);

(ix) each Contract creating or governing any joint venture, partnership, strategic alliance, collaboration or similar arrangement;

(x) each Contract pursuant to which the Company or the Company Subsidiary has been granted by any Person any license to any Intellectual Property, or any other option, covenant not to sue, non-assertion protection, freedom from suit, release, or settlement in respect of Intellectual Property, in each case if material with respect to any of the Company Products (provided that the foregoing does not include any licenses for off-the-shelf personal computer software that are commercially available under non-discriminatory pricing terms on a retail basis);

(xi) each Contract that relates to the supply or manufacturing of any Company Product requiring or otherwise involving the potential payment by or to the Company or the Company Subsidiary of more than (A) $100,000 in any fiscal year or (B) $500,000 in the aggregate, except for those relating exclusively to routine office and scientific supplies;

(xii) each Contract (other than trade debt incurred in the ordinary course of business consistent with past practice) related to (A) borrowed money and any guarantees thereof or (B) the granting of material Liens over the property or assets of the Company or the Company Subsidiary;

(xiii) each Contract under which the Company or the Company Subsidiary have, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person other than the Company Subsidiary, in each case in an amount in excess of $500,000;

(xiv) each Contract containing a standstill or similar obligation (which remains in effect) pursuant to which any Affiliate of the Company may be prohibited or otherwise restricted from acquiring assets or securities of another party or any of its Affiliates;

(xv) each Contract under which the Company or the Company Subsidiary has expressly agreed to indemnify any Person against any claim of infringement, misappropriation, or violation of the Intellectual Property rights of a third person arising from the practice of Company Intellectual Property, other than Contracts entered into in the ordinary course of business consistent with past practice;

(xvi) each Contract that would prohibit or materially delay the consummation of the Transactions or otherwise materially impair the ability of the Company to perform its obligations hereunder; and

(xvii) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act).

(b) Each of the Material Contracts is valid, binding and in full force and effect and is enforceable in accordance with its terms by the Company and the Company Subsidiary party thereto, subject to the Bankruptcy and Equity Exception. Neither the Company nor the Company Subsidiary is in material default under any Material Contract, nor, to the knowledge of the Company, does any condition exist that, with notice or lapse of time or both, would constitute a material default thereunder by the Company and the Company Subsidiary party thereto. To the knowledge of the Company, no other party to any Material Contract is in material default thereunder, nor does any condition exist that, with notice or lapse of time or both, would constitute a material default thereunder of such other party. Neither the Company nor the Company Subsidiary has received any written notice of termination or cancellation under any Material Contract or received any written notice of breach or default under any Material Contract, which breach or default has not been cured, except for such terminations, cancellations, breaches or defaults that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent or its Representatives accurate and complete copies of all of the Material Contracts.

SECTION 5.19. Regulatory Matters.

(a) All activities of the Company, the Company Subsidiary and, to the knowledge of the Company, the Collaboration Partners (with respect to the applicable Company Products) and the Manufacturers and Suppliers (with respect to the applicable Company Products) are in compliance in all material respects with the FDCA, the PHSA, all FDA regulations promulgated thereunder, and any comparable state or foreign Laws. Neither the Company nor the Company Subsidiary has received any written notice or other written communication from the FDA or any other Governmental Authority alleging any violation of any Law with respect to such activities.

(b) All Company Products are in compliance in all material respects with all applicable requirements under the FDCA, the PHSA and all comparable state or foreign Laws, including all requirements relating to research, development, manufacture, sale, labeling, storing, testing, distribution, record-keeping, reporting, import, export, advertising, and promotion. Neither the Company nor the Company Subsidiary has received any written notice or other written communication from the FDA or any other Governmental Authority alleging any violation with such Laws.

(c) All animal studies or other preclinical tests performed in connection with or as the basis for any regulatory approval or clearance required for the Company Products either (i)

have been conducted in accordance, in all material respects, with applicable Good Laboratory Practice requirements contained in 21 CFR Part 58 (“GLPs”) or (ii) involved experimental research techniques that could not be performed by a registered GLP testing laboratory (with appropriate notice being given to the FDA) and have employed in all material respects the procedures and controls generally used by qualified experts in animal or preclinical study of products comparable to those being developed by the Company. None of the Company, the Company Subsidiary or, to the knowledge of the Company, any Collaboration Partner (with respect to the applicable Company Products) or Manufacturer and Supplier (with respect to the applicable Company Products) has received any written notice or other written communication from a Governmental Authority requiring the termination or suspension of any preclinical study with respect to any Company Product.

(d) To the knowledge of Company, accurate and complete copies of all material reports with respect to material human clinical trials that relate to any Company Product that is not yet approved by the FDA (excluding Rifamycin SV MMX®) have been provided or made available to Parent. The Company has heretofore provided or made available to Parent all material correspondence between the Company or the Company Subsidiary and the FDA and other Governmental Authorities regarding such clinical trials.

(e) All human clinical trials conducted by or on behalf of the Company, the Company Subsidiary or, to the knowledge of the Company, the Collaboration Partners (with respect to the applicable Company Products) and the Manufacturers and Suppliers (with respect to the applicable Company Products), have been, and are being, conducted in material compliance with the applicable requirements of the FDCA, the PHSA and FDA’s Good Clinical Practice (GCP) requirements, including all applicable requirements relating to clinical trials and/or the protection of human subjects contained in 21 CFR Parts 50, 54, 56, and 312. None of the Company, the Company Subsidiary, anyone acting on behalf of the Company or, to the knowledge of Company, any Collaboration Partner (with respect to the applicable Company Products) or Manufacturer and Supplier (with respect to the applicable Company Products) has received any written notice that the FDA, any institutional review board, or any domestic or foreign Governmental Authority, has initiated, or threatened to initiate, any clinical hold or other action to suspend any ongoing clinical trial sponsored by or on behalf of Company, any action to suspend or terminate any active Investigational New Drug Application (“IND”) sponsored by or on behalf of the Company.

(f) With respect to any clinical trial conducted by or on behalf of the Company, the Company Subsidiary or, to the knowledge of the Company, the Collaboration Partners (with respect to the applicable Company Products) or the Manufacturers and Suppliers (with respect to the applicable Company Products), in connection with or as the basis for any submission to the FDA or other comparable Governmental Authority, filed under an IND, or other foreign equivalent or that the Company anticipates will be submitted to the FDA or other comparable Governmental Authority, (i) all such clinical trials have been properly registered in compliance with all applicable Health Care Laws and (ii) the results of all such clinical trials have been disclosed in accordance with all applicable Health Care Laws, in each case including section 402 of the PHSA.

(g) All manufacturing operations conducted by or for the benefit of the Company, the Company Subsidiary or, to the knowledge of the Company, the Collaboration Partners (with respect to the applicable Company Products) or the Manufacturers and Suppliers (with respect to the applicable Company Products) are being conducted in accordance, in all material respects, with the FDA’s current Good Manufacturing Practices (GMPs) for drug and biological products, as those requirements are set forth in FDA regulations at 21 C.F.R. Parts 210 and 211. In addition, the Company is in material compliance with all applicable registration and listing requirements set forth in 21 U.S.C. Section 360 and 21 C.F.R. Part 207 and all similar applicable Laws.

(h) No Company Product (or any component thereof) has been recalled, withdrawn, suspended or discontinued (whether voluntarily or otherwise). No Proceedings (whether completed or pending) seeking the recall, withdrawal, suspension or seizure of any Company Product are pending or, to the knowledge of the Company, threatened, against the Company or the Company Subsidiary, nor have any such Proceedings been pending at any time. The Company and the Company Subsidiary have filed all annual and periodic reports, amendments and IND Safety Reports for the Company Products required to be made to the FDA or any other Governmental Authority.

(i) The Company has no knowledge of (i) any adverse event reportable to the FDA with respect to the safety or efficacy of any Company Product or (ii) any scientific or technical fact or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect on the scientific, therapeutic or commercial viability of any Company Product in light of the particular stage of development or commercialization of the Company Products and taking into account all relevant facts and circumstances at the time such fact or circumstances arose, including medical and clinical considerations, the regulatory environment and competitive market conditions.

(j) The Company, the Company Subsidiary and, to the knowledge of the Company, the Collaboration Partners (with respect to the applicable Company Products) and the Manufacturers and Suppliers (with respect to the applicable Company Products), and the Company’s directors, officers and employees are now, and since December 31, 2010 have been, in material compliance with all applicable Health Care Laws. The Company has not received any notification, correspondence or any other written communication from any Governmental Authority, including the Centers for Medicare & Medicaid Services and the Department of Health and Human Services Office of Inspector General, of potential or actual non-compliance by, or liability of, the Company or any of its directors, officers and employees under any Health Care Laws.

(k) None of the Company, the Company Subsidiary or, to the knowledge of the Company, any Collaboration Partner (with respect to the applicable Company Products) or

Manufacturer and Supplier (with respect to the applicable Company Products) is a party to any corporate integrity agreement, monitoring agreement, consent decree, settlement order or similar agreement with or imposed by any Governmental Authority.

(l) None of the Company, the Company Subsidiary or, to the knowledge of the Company, any Collaboration Partner (with respect to the applicable Company Products) or Manufacturer and Supplier (with respect to the applicable Company Products), or any officer, director or managing employee of the Company or the Company Subsidiary (as those terms are defined in 42 C.F.R. § 1001.1001) has, since December 31, 2010: (i) (A) been placed under or otherwise made subject to or (B) committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Governmental Authority to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy; (ii) been charged with or convicted of any criminal offense relating to the delivery of an item or service under Medicare, Medicaid, TRICARE or any similar government health care program (collectively, “Federal Health Care Programs”); (iii) been subject to, or convicted of any crime or engaged in any conduct that would reasonably be expected to result in, debarment, exclusion, or suspension from participation in any Federal Health Care Program, or otherwise under 21 U.S.C. Section 335a or any similar Law or (iv) had a civil monetary penalty assessed against it, him or her under Section 1128A of the Social Security Act, codified at Title 42, Chapter 7, of the United States Code.

(m) None of the Company, the Company Subsidiary or, to the knowledge of the Company, any Collaboration Partner (with respect to the applicable Company Products) or Manufacturer and Supplier (with respect to the applicable Company Products), or any officer, director or managing employee of the Company or the Company Subsidiary (as those terms are defined in 42 C.F.R. § 1001.1001) is currently listed on the United States General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs or, to the knowledge of the Company, is the target or subject of any current or potential investigation relating to any Federal Health Care Program-related offense.

(n) None of the Company, any of its Affiliates or, to the knowledge of the Company, any Collaboration Partners or Manufacturer and Supplier are a “covered entity” or is engaging in activities that make it a “business associate” as those terms are defined in the Health Insurance Portability and Accountability Act and the regulations promulgated thereunder and codified at 45 C.F.R. Parts 160 and 164 (collectively, “HIPAA”). To the knowledge of the Company, the Company is not under investigation by any Governmental Authority for a violation of HIPAA. Each of the Company and the Company Subsidiary has collected, maintained, used, disclosed, transferred, protected, stored, deleted, and otherwise processed all Personal Data in compliance in all material respects with applicable Law and, to the knowledge of the Company, the Company is not under investigation by any Governmental Authority for a violation of such Laws.

(o) The Company and the Company Subsidiary are implementing policies, procedures, and information technology systems to comply with Section 1128G of the Social Security Act (the “Sunshine Act”) and, since August 1, 2013, the Company and the Company Subsidiary have identified all types of reportable payments and transfers of value and are able to track all reportable payments and transfers of value made by the Company or the Company Subsidiary, directly or indirectly, to physicians and teaching hospitals.

(p) With respect to any data from any pre-clinical or clinical trial that (i) the Company, the Company Subsidiary or, to the knowledge of the Company, the Collaboration Partners (with respect to the applicable Company Products) or the Manufacturers and Suppliers (with respect to the applicable Company Products) have submitted, relied upon or referenced or (ii) the Company anticipates will be submitted, relied upon or referenced to any Governmental Authority, in each case in connection with or as the basis for any submission to the FDA or other comparable Governmental Authority with respect to any Company Product, except as set forth in Section 5.19(p) of the Company Disclosure Letter (A) the Person that has so submitted, relied upon or referenced or that, as anticipated by Company, will make such submission, rely upon or reference, has the right to do so (whether by ownership, license or other similar right or by right of reference) except with respect to data used in submissions under Section 505(b)(2) of the FDCA, and (B) no other Person has such a right to do so with respect to any Company Product (other than any right to rely on data that exists as a matter of law (I) with regard to publicly available data or (II) after expiration of the applicable regulatory or data exclusivity period).

SECTION 5.20. Real Property.

(a) Neither the Company nor the Company Subsidiary owns any real property, nor has the Company or the Company Subsidiary ever owned any real property.

(b) (i) Each lease, sublease or license (each, a “Lease”) under which the Company or the Company Subsidiary leases, subleases or licenses any real property is valid and in full force and effect and (ii) neither the Company nor the Company Subsidiary, nor to the knowledge of the Company, any other party to a Lease has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a material default under the provisions of such Lease, and neither the Company nor the Company Subsidiary has received notice that it has breached, violated or defaulted under any Lease in any material respect.

SECTION 5.21. Insurance. Section 5.21 of the Company Disclosure Letter sets forth an accurate and complete list of all material insurance policies of the Company and the Company Subsidiary (including the names of the insurer and insured, the policy number, the amount of the premium and the period, scope and amount of coverage provided thereunder) that are currently in effect. There is no material claim by the Company or the Company Subsidiary pending under any of such policies or under policies that were previously in effect. All insurance policies of the Company and the Company Subsidiary listed in Section 5.21 of the Company Disclosure Letter are in full force and effect and provide insurance in such amounts and against such risks as is customary in the industry in which they operate. The Company is in compliance in all material respects with all of its obligations under the insurance policies listed in Section 5.21 of the Company Disclosure Letter. Neither the Company nor the Company Subsidiary is in material breach or default, and neither the Company nor the Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a material breach or default, or permit rescission, termination, nonrenewal or modification of, any of such insurance policies in any material respect. No notice of rescission, cancellation, termination, nonrenewal or material modification has been received with respect to any such policy except customary notices of cancellation in advance of scheduled expiration.

SECTION 5.22. Affiliate Transactions. Except as described in the Company SEC Reports, no (i) present or former executive officer or director of the Company or the Company Subsidiary, (ii) beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 5% or more of the shares of Company Common Stock or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, a “Related Party”) is a party to any actual or proposed loan, lease or other Contract with or binding upon the Company or the Company Subsidiary or any of their respective properties or assets or has any interest in any property owned by the Company or the Company Subsidiary or has engaged in any transaction with any of the foregoing since December 31, 2010, in each case, that is of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (each of the foregoing, a “Related Party Transaction”).

SECTION 5.23. State Takeover Statutes; Rights Agreement.

(a) No “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal Laws in the United States (with the exception of Section 203 of the DGCL) is applicable to the Company, the Company Common Stock or the Transactions. The Company Board has taken all action necessary in approving this Agreement, the Support Agreement and the Transactions, assuming the accuracy of Parent’s and Merger Sub’s representation and warranty in Section 6.6, to render inapplicable to this Agreement, the Support Agreement and the Transactions the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL and, accordingly, neither such Section nor any other Takeover Provision applies or purports to apply to any such Transactions.

(b) The Company and the Company Board (by unanimous action of the Company Board) have taken all action necessary to (i) render the Rights Agreement inapplicable to this Agreement and the Transactions and (ii) ensure that (A) neither Parent nor any of its Affiliates or associates is or will become an “Acquiring Person” (as defined in the Rights Agreement) by reason of this Agreement or the Transactions, (B) neither a “Distribution Date” or a “Shares Acquisition Date” (as such terms are defined in the Rights Agreement) shall occur, and the Company Rights shall not become exercisable, by reason of this Agreement or the Transactions and (C) the Company Rights shall expire, and the “Expiration Date” (as defined in the Rights Agreement) shall occur, at the Effective Time.

SECTION 5.24. Assets. The Company and the Company Subsidiary have (a) good and valid title to all of the properties and assets reflected as owned on the most recent balance sheet of the Company contained in the Company SEC Reports (except for properties or assets that have been sold or disposed of in the ordinary course of business consistent with past practice since the date of such balance sheet) free and clear of any Liens, except for Permitted Liens and (b) a valid leasehold interest in or comparable Contract rights to use all properties and assets reflected as leased on such balance sheet (except for such leases terminated in the ordinary course of business consistent with past practice since the date of such balance sheet) free and clear of any Liens, except for Permitted Liens. All material items of equipment and other tangible assets owned by or leased to the Company and the Company Subsidiary are adequate for the uses to which they are being put, are in good and safe operating condition and repair (ordinary wear and tear excepted and ongoing maintenance excepted).

SECTION 5.25. Anti-Corruption Compliance. Without limiting the generality of Section 5.16, neither the Company nor the Company Subsidiary, nor any director, officer or employee of the Company or the Company Subsidiary acting on behalf of the Company or the Company Subsidiary in their capacity as a director, officer or employee, nor, to the knowledge of the Company, any Representative, distributor, consultant or other Person acting on behalf of the Company or the Company Subsidiary, has, in the past five years, (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses, (b) made, authorized, solicited or received any bribe, unlawful rebate, payoff, influence payment, or kickback, (c) established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, (d) violated or is violating in any respect the United States Foreign Corrupt Practices Act, the UK Bribery Act 2010, or any other anti-corruption or anti-bribery Law or requirement applicable to the Company or the Company Subsidiary or (e) directly or indirectly, made, offered, authorized, facilitated, or promised any payment, contribution, gift, entertainment, bribe, rebate, kickback, financial or other advantage, or anything else of value, regardless of form or amount, for the purpose of securing an improper advantage for the Company or the Company Subsidiary.

SECTION 5.26. Conflict Minerals. No Conflict Minerals are necessary to the functionality or production of a product manufactured or contracted by the Company or the Company Subsidiary to be manufactured or any product currently proposed to be manufactured by or on behalf of the Company or the Company Subsidiary in the future. “Conflict Minerals” means: (a) columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, unless the Secretary of State of the United States determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or a country that shares an internationally recognized border with the Democratic Republic of the Congo and (b) any other mineral or its derivatives determined by the Secretary of State of the United States to be financing conflict in the Democratic Republic of the Congo or a country that shares an internationally recognized border with the Democratic Republic of the Congo.

SECTION 5.27. No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or the Company Subsidiary, or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations and warranties.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

SECTION 6.1. Organization. Each of Parent and Merger Sub (a) is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, (b) has all requisite corporate power and authority to carry on its business as now conducted and (c) is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such qualification, except where the failure to be so qualified or in such good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has heretofore made available to the Company accurate and complete copies of the certificate of incorporation and bylaws of each of Parent and Merger Sub as in effect on the date hereof.

SECTION 6.2. Merger Sub. Merger Sub is an indirect, wholly owned Subsidiary of Parent that was formed solely for the purpose of engaging in the Transactions. Since the date of its incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

SECTION 6.3. Authorization; No Conflict.

(a) Each of Parent and Merger Sub has the requisite corporate power and authority, and has taken all corporate action necessary, to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes a legal, valid and binding obligation of Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, is enforceable against Parent and Merger Sub in accordance with its terms, subject in each case to the Bankruptcy and Equity Exception.

(b) Neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions nor compliance by Parent or Merger Sub with any of the provisions herein will (i) result in a violation or breach of, contravene or conflict with the certificate of incorporation or bylaws of Parent or Merger Sub, (ii) assuming compliance with the matters referred to in Section 6.3(c), conflict with or result in a violation or breach of any applicable Judgment or any provision of any applicable Law, (iii) assuming compliance with the matters referred to in Section 6.3(c), require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any Contract binding upon Parent or any of its Subsidiaries or any Authorization affecting, or relating in any way to, the assets or business of Parent and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, except as would not, in the case of each of clauses (ii), (iii) and (iv), reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, except for (i) filing the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) compliance with and filings pursuant to the HSR Act and applicable Antitrust Laws, if any, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other United States state or federal securities Laws, (iv) compliance with any NASDAQ rules and (v) actions or filings the failure of which to make or obtain has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 6.4. Litigation. There are no Proceedings pending or, to the knowledge of Parent, threatened against (a) Parent or Merger Sub or (b) any of the assets or operations of Parent or Merger Sub, in each case, before (or, in the case of threatened Proceedings, would be before) or by any Governmental Authority or arbitrator, in each case that would reasonably be expected to have a Parent Material Adverse Effect.

SECTION 6.5. Information Supplied. None of the information with respect to Parent or Merger Sub supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion in the Schedule 14D-9 will, at the time of the filing of, at the time of any amendment of or supplement to, and at the time of any publication, distribution or dissemination of, the Schedule 14D-9, and at the time of consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. At the time of the filing of, at the time of any amendment of or supplement to, and at the time of any publication, distribution and dissemination of, the Offer Documents, and at the time of the consummation of the Offer, the Offer Documents (a) will comply as to form in all material respects with the requirements of the Exchange Act and (b) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. For clarity, the representations and warranties in this Section 6.5 will not apply to statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to Parent by the Company or the Company Subsidiary or any of their Representatives specifically for inclusion therein.

SECTION 6.6. DGCL Section 203. At the time of the Company Board Meeting, neither Parent nor Merger Sub was an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company. Prior to the date hereof, neither Parent nor Merger Sub has taken, or authorized or permitted any Representatives of Parent or Merger Sub to take, any action that would cause either Parent or Merger Sub to be deemed an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company or otherwise render Section 251(h) of the DGCL inapplicable to the Merger. Neither Parent nor Merger Sub own any shares of Company Common Stock as of the date hereof.

SECTION 6.7. Sufficient Funds.

(a) Parent has delivered to the Company an accurate and complete copy of a commitment letter, together with all schedules and exhibits thereto, dated November 7, 2013 (the “Commitment Letter”), between Parent and Jefferies Finance LLC (“Jefferies”), pursuant to which Jefferies has agreed, subject to the terms and conditions set forth therein (the “Financing Conditions”), to provide the debt financing set forth therein (the “Financing Commitment”) for the purpose of financing the Transactions, the repayment or refinancing of certain of the Company’s and the Company Subsidiary’s existing indebtedness and related fees and expenses.

(b) The Financing Commitment is in full force and effect as of the date hereof and is a legal, valid and binding obligation of Parent and Jefferies, enforceable against Parent and Jefferies in accordance with its terms and conditions, subject to the Bankruptcy and Equity Exception. As of the date hereof, the Financing Commitment has not been amended, supplemented or modified in any respect, and none of the commitments contained therein has been withdrawn, terminated, repudiated or rescinded in any respect. Parent has paid any and all commitment fees or other fees in connection with the Financing Commitment that are payable on or prior to the date hereof. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing Commitment at the Closing, other than the Financing Conditions. As of the date hereof, Parent has no reason to believe that it or Merger Sub will be unable to satisfy on a timely basis any term or condition set forth in the Financing Commitment that is required to be satisfied by it on or prior to the Closing.

(c) At the Acceptance Time and the Effective Time, Parent will have available, and will make available to Merger Sub (through Intermediary), all of the funds necessary as of such time to consummate the Transactions, including Parent’s, Intermediary’s and Merger Sub’s payment obligations under Article 4 and to pay all related fees and expenses. Parent and Merger Sub acknowledge that their obligations under this Agreement are not contingent or conditioned in any manner on obtaining any funds or financing.

SECTION 6.8. No Other Representations or Warranties. Except for the representations and warranties made by Parent and Merger Sub in this Agreement, none of

Parent, Merger Sub and any other Person makes any express or implied representation or warranty with respect to Parent, Merger Sub, their respective Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and each of Parent and Merger Sub hereby disclaims any such other representations and warranties.

ARTICLE 7

COVENANTS

SECTION 7.1. Conduct of the Company.

(a) The Company covenants and agrees that, during the Pre-Closing Period, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or except as expressly permitted or required pursuant to this Agreement, as required by applicable Law or as set forth in Section 7.1 of the Company Disclosure Letter, the Company shall, and shall cause the Company Subsidiary to, (i) conduct their business only in the ordinary course of business consistent with past practice, and (ii) use commercially reasonable efforts to (A) maintain and preserve intact their respective present business organizations and goodwill associated therewith, (B) maintain in effect all of their material foreign, federal, state and local Authorizations, (C) maintain satisfactory business relationships with material suppliers, Contractors, distributors, customers, creditors, licensors, licensees and others having material business relationships with them, (D) keep available the services of their present officers and key employees and key consultants; provided that the Company shall be under no obligation to put in place any new retention programs or include additional personnel in existing retention programs and (E) comply in all material respects with all applicable Laws and the requirements of all Material Contracts.

(b) Without limiting the generality of the foregoing Section 7.1(a), except as set forth in Section 7.1 of the Company Disclosure Letter or as expressly contemplated by this Agreement or as required by applicable Law, the Company shall not directly or indirectly, and shall not permit the Company Subsidiary to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) sell, lease, license or otherwise transfer, abandon or permit to lapse, or create or incur any Lien (other than Permitted Liens) on, (A) any Company Intellectual Property or (B) any of the Company’s or the Company Subsidiary’s other assets, securities, properties, interests or businesses with a fair market value in excess of $250,000 individually or $500,000 in the aggregate, other than in the case of this clause (B) sales of obsolete equipment or inventory of Company Products in the ordinary course of business consistent with past practice;

(ii) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, in each case for consideration in excess of $250,000 individually or $500,000 in the aggregate, other than in the ordinary course of business consistent with past practice;

(iii) amend or propose to amend the Company Charter Documents or the Company Subsidiary Charter Documents;

(iv) (A) split, combine or reclassify any shares of its capital stock, (B) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends payable by the Company Subsidiary or (C) redeem, repurchase or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, any Company Securities or any Company Subsidiary Securities (other than in connection with withholding to satisfy the Tax obligations with respect to Company Stock Options or in connection with repurchase rights of the Company following the termination of services or employment with the Company), except, in the case of clause (C), from (I) holders of Company Stock Options in full or partial payment of the exercise price thereof and/or any applicable Taxes payable by such holder upon exercise of the Company Stock Option, to the extent required or permitted under the terms of the applicable Stock Plan and award agreements or (II) former employees, directors or consultants following termination of their relationship with the Company in accordance with applicable agreements providing for the repurchase of shares upon such termination;

(v) (A) issue, sell or otherwise deliver, or authorize the issuance, sale or other delivery of, any Company Securities or Company Subsidiary Securities, other than the issuance of (I) any shares of Company Common Stock upon the exercise of Company Stock Options that are outstanding on the date hereof in accordance with their terms on the date hereof (II) Company Stock Options pursuant to previously existing contractual obligations of the Company, (III) shares of Company Common Stock to participants in the ESPP pursuant to the terms thereof and (IV) any Company Subsidiary Securities to the Company or (B) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(vi) create, incur, assume, suffer to exist or otherwise become liable with respect to any indebtedness for borrowed money or guarantees thereof (including through borrowings under any of the Company’s existing credit facilities), or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or the Company Subsidiary;

(vii) make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice;

(viii) (A) with respect to any director, officer, employee or individual Contractor of the Company or the Company Subsidiary, grant or increase any severance or termination pay to, or amend any existing severance pay or termination arrangement, (B) hire or engage the services of any individual as a director, officer, employee or individual Contractor, or enter into any employment, termination, retirement, deferred compensation or other similar agreement (or amend any such existing agreement) in excess of $150,000, (C) establish, adopt or amend (except for renewals in the ordinary course of business consistent with past practice or as required by applicable Law) any Company Employee Benefit Plan, including any collective bargaining agreement, or any arrangement that would be a Company Employee Benefit Plan if it were in existence on the date hereof and properly disclosed on Section 5.11(a) of the Company Disclosure Letter, (D) increase compensation, bonus or other benefits payable to any such individual Contractor, director, officer or employee, other than to increase base salary and base wages for employees or individual Contractors who are not executive officers in the ordinary course of business consistent with past practice or (E) terminate the service of any individual Contractor, director, officer or employee other than for “Cause” (as defined in Section 7.1(b)(viii) of the Company Disclosure Letter) or pursuant to the terms of an existing agreement in the ordinary course of business consistent with past practice; provided that the foregoing shall not restrict the Company from entering into or making available to newly hired employees or to employees, in the context of promotions, plans, agreements, benefits and compensation arrangements (other than grants under the Stock Plan, which shall be prohibited);

(ix) change the Company’s methods of accounting, except as required by changes in applicable Law or in GAAP or in Regulation S-X of the Exchange Act;

(x) except as required by applicable Law, (A) make or change any material Tax election, (B) adopt or change any material method of Tax accounting, (C) amend any Tax Return with respect to a material amount of Taxes or file any material claims for Tax refunds or (D) settle or compromise any material liability for Taxes or any material claims for Tax refunds;

(xi) settle, or offer or propose to settle, (A) any Proceeding or other claim, except with respect to (I) immaterial routine matters in the ordinary course of business consistent with past practice or (II) product liability claims involving only the payment by the Company and the Company Subsidiary of not more than $100,000 individually or $500,000 in the aggregate, (B) any stockholder litigation or dispute against the Company or any of its officers or directors or (C) any Proceeding or other claim or dispute that relates to the Transactions;

(xii) (A) enter into any Contract that would have been a Material Contract had it been entered into prior to the date hereof (other than Contracts relating to managed care entered into in the ordinary course of business consistent with past practice that do not contain any “most favored nations” terms or conditions or restrictions on assignment or transfer by the Company or the Company Subsidiary), (B) amend, modify in any material respect or terminate any Material Contract other than in the ordinary course of business consistent with past practice or (C) waive, release or assign any material rights, claims or benefits of the Company or the Company Subsidiary;

(xiii) incur any capital expenditures or any obligations or liabilities in respect thereof, except for (A) those contemplated by Section 7.1(b)(xiii) of the Company Disclosure Letter and (B) those that, when added to all other capital expenditures made on behalf of the Company and the Company Subsidiary since the date hereof but not provided for in Section 7.1(b)(xiii) of the Company Disclosure Letter, do not exceed $100,000 individually or $500,000 in the aggregate during any calendar quarter;

(xiv) except as contemplated by this Agreement, amend the Rights Agreement, redeem the Company Rights or take any action with respect to, or make any determination under, the Rights Agreement; or

(xv) agree, resolve or commit to do any of the foregoing.

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Merger Sub, directly or indirectly, rights to control or direct the operations of the Company or the Company Subsidiary prior to the Acceptance Time.

SECTION 7.2. Employee Matters.

(a) Until the 12-month anniversary of the Closing Date, Parent agrees to provide each employee of the Company and the Company Subsidiary who is located in the United States and retained by Parent with (i) the same level of base salary and hourly wage rate, as applicable, (ii) the same level of target bonus opportunity or sales incentive, as applicable, and (iii) employee benefits (excluding equity plans) that are (1) comparable in the aggregate to those benefits provided to such employees immediately prior to the Effective Time or (2) comparable in the aggregate to the benefits Parent provides to its similarly situated employees; provided that Parent shall be under no obligation to retain any employee or group of employees of the Company or the Company Subsidiary other than as required by applicable Law or an employment agreement listed in Section 7.2(a) of the Company Disclosure Letter.

(b) For purposes of all employee benefit plans, programs and arrangements maintained by or contributed to by Parent and its Subsidiaries (including, after the Closing, the Surviving Corporation), in which an employee of the Company or the Company Subsidiary immediately prior to the Closing (a “Company Employee”) is eligible to participate, Parent shall, or shall cause its Subsidiaries to, cause each such plan, program or arrangement to treat the prior service with the Company and its Affiliates of each Company Employee (to the same extent such service is recognized under existing analogous plans, programs or arrangements of the Company or its Affiliates prior to the Closing) as service rendered to Parent or its Subsidiaries, as the case may be, for purposes of eligibility to participate in and vesting thereunder (but not for purposes of benefit accrual with respect to any defined benefit pension plans); provided that such crediting of service shall not operate to duplicate any benefit or the funding of such benefit to such Company Employee. Company Employees shall also be given credit for any deductible, co-payment amounts or maximum out-of-pocket requirements paid in respect of the plan year in which the Closing occurs, to the extent that, following the Closing, they participate in any other plan for which deductibles or co-payments are required, or maximum out-of-pocket requirements are in place. Parent shall also use reasonable best efforts to cause each employee benefit plan maintained by or contributed to by Parent and its Subsidiaries (including, after the Closing, the Surviving Corporation) in which Company Employees participate to waive any preexisting condition and actively at work requirements that were waived under the terms of any Company Employee Benefit Plan immediately prior to the Closing or waiting period limitation which would otherwise be applicable to a Company Employee on or after the Closing. Parent shall recognize any accrued but unused vacation and sabbatical time of the Company Employees as of the Closing Date in accordance with the terms of the Company policies listed on Section 7.2(b) of the Company Disclosure Letter and Parent shall cause the Company and the Company Subsidiary to provide such vacation and sabbatical time in accordance with the terms of such Company policies but in no event will Parent be obligated to extend or enlarge the benefits available under such Company policies. At least two Business Days prior to the Closing Date, the Company shall confirm in writing to Parent the amount of accrued and unpaid days of vacation and sabbatical time applicable to each Company Employee. Nothing in this Section 7.2 shall prevent Parent from amending or terminating any Company Employee Benefit Plan or other benefit plan, arrangement, or agreement covering any Company Employee in accordance with its terms and applicable Law.

(c) The provisions of this Section 7.2 shall in no event apply to any employee of the Company or the Company Subsidiary whose employment has been terminated and who is later employed by Parent, the Surviving Corporation or any of their respective Subsidiaries.

(d) The parties will cooperate in good faith with regard to any notification that may be required by the WARN Act or other similar applicable Law as a result of the Transactions.

(e) Prior to the Effective Time, the Company shall take all actions necessary to terminate the Stock Plans, the ESPP, the Executive Nonqualified Excess Plan and the Company’s 401(k) Plan, with such terminations to be effective the day immediately prior to the Closing Date, in each case, in accordance with terms of such plan and applicable Law.

(f) As soon as practicable following the Closing Date, Parent shall cause one or more defined contribution savings plans intended to qualify under Sections 401(a) and 401(k) of the Code and sponsored or maintained by Parent (collectively, the “Parent Savings Plans”) to provide for the receipt of lump sum cash distributions of each employee of the Company and the Company Subsidiary who is located in the United States, in the form of an eligible rollover distribution from the Company’s 401(k) Plan, provided such rollovers are made at the election of such employee of the Company and the Company Subsidiary and in accordance with the terms of the applicable Parent Savings Plan. The Company shall cause the Company’s 401(k) Plan to permit such employees to elect a lump sum cash distribution of benefits accrued through the Closing Date in accordance with the Code. Parent shall cause the Parent Savings Plans to accept rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), including the amount of any unpaid balance of any participant loan, from the Company’s 401(k) Plan. Notwithstanding this Section 7.2(f), the Parent Savings Plans shall not accept rollovers from Roth accounts.

SECTION 7.3. Further Assurances. At and after the Effective Time, if any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and the Company Subsidiary, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company, the Company Subsidiary or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company, the Company Subsidiary or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

SECTION 7.4. Public Statements. The initial press release to be issued with respect to the Transactions shall be a joint press release in a form agreed by the parties. Thereafter, no public release or announcement concerning the Transactions shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by Law or the rules or regulations of any applicable Governmental Authority to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party. Notwithstanding the foregoing, and except as otherwise provided in this Agreement, including the Company’s obligations under Section 2.2 and Section 7.8, each party may, without complying with the foregoing obligations, make any public statement regarding the Transactions in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Reports, to the extent that such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by the parties and otherwise in compliance with this Section. Notwithstanding the foregoing, the restrictions set forth in this Section 7.4 shall not apply to any release or announcement made or proposed to be made by the Company pursuant to Section 2.2(a) or following a Company Adverse Recommendation Change, so long as any public statement in connection with a Company Adverse Recommendation Change is made in compliance with Section 7.8.

SECTION 7.5. Standard of Efforts.

(a) Subject to the terms and conditions provided herein (including the limitations set forth in Section 7.5(d)), each party agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including (i) preparing and filing as promptly as practicable with any Governmental Authority or third party all documentation to effect all necessary notices, reports and other filings and (ii) obtaining as promptly as practicable and maintaining all Authorizations necessary or advisable to be obtained from any Governmental Authority and/or third party in order to consummate the Transactions. The Company, Parent and Merger Sub agree that they will consult with each other with respect to the obtaining of all such necessary Authorizations and (1) the Company shall have the right to review and approve in advance all characterizations of the information relating to the Company and the Company Subsidiary, (2) Parent shall have the right to review and approve in advance all characterizations of the information relating to Parent or Merger Sub, and (3) each of the Company and Parent shall have the right to review and approve in advance all characterizations of the information relating to the Transactions, in each case, which appear in any material filing made in connection with the Transactions.

(b) In furtherance of, and not in limitation of the foregoing, each of the Company and Parent (and their respective Affiliates, if applicable) shall: (i) as promptly as practicable after the date hereof, and in any event no later than November 22, 2013, or at such time as mutually agreed by the parties, file or cause to be filed with the United States Federal Trade Commission and the United States Department of Justice any notifications required to be filed under the HSR Act with respect to the Transactions, (ii) as promptly as practicable after the date hereof, make appropriate filings pursuant to any other applicable Antitrust Law with respect to the Transactions, and (iii) supply as promptly as practicable any additional information and documentary material that may be requested and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act, and to obtain any clearance, approval or consent under any other applicable Antitrust Laws as soon as practicable.

(c) Each party will (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry with respect to the Transactions, (ii) promptly notify the other party of any communication received from, or given to, any Governmental Authority and/or third party with respect to the Transactions, (iii) subject to applicable Law, permit the other party to review in advance any proposed communication by it to any Governmental Authority and/or third party with respect to the Transactions, as considered appropriate by Parent and Merger Sub, and incorporate the other party’s reasonable comments, (iv) not agree to participate in any substantive meeting or discussion with any Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and (v) furnish the other party with non-confidential copies of all correspondence, filings and written communications between them and their Affiliates and their respective Representatives on one hand, and any such Governmental Authority or its staff on the other hand, with respect to this Agreement or the Transactions.

(d) Notwithstanding the foregoing provisions of this Section 7.5 or any other provision of this Agreement, (i) nothing in this Section 7.5 shall limit any applicable rights a party may have to terminate this Agreement pursuant to Section 9.1 so long as such party has up to then complied in all material respects with its obligations under this Section 7.5 and (ii) in no event shall Parent or Merger Sub be required to offer, accept or agree to, and the Company shall not, without Parent’s prior written consent, offer, accept or agree to (A) any material consent fee, material concession or other material modification to the terms and conditions of any Material Contract, (B) divest, dispose of or hold separate any portion of the businesses, operations, assets or product lines of Parent, the Company or any of their respective Subsidiaries (or a combination of the respective businesses, operations, assets or product lines of Parent, the Company or any of their respective Subsidiaries), except with respect to any requirement to divest, dispose of or hold separate any assets of the Company or the Company Subsidiary that in the aggregate (together with any limitations contemplated by clause (C)) are non-material to the Company and the Company Subsidiary taken as a whole, (C) restrict, prohibit or limit the ownership or operation by Parent, the Company or any of their respective Subsidiaries of all or any portion of the business or assets of Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries in any part of the world, except with respect to limitations on such ownership or operation with respect to the business or assets only of the Company or the Company Subsidiary that in the aggregate (together with any divestitures, dispositions or hold separate arrangements contemplated by clause (B)) are non-material to the Company and the Company Subsidiary taken as a whole, (D) cause Parent or any of its Subsidiaries to divest any shares of Company Common Stock or (E) impose limitations on the ability of Parent or any of its Subsidiaries effectively to acquire, hold or exercise full rights of ownership of, any shares of Company Common Stock, including the right to vote the Company Common Stock acquired or owned by Parent or any of its Subsidiaries on all matters properly presented to the Stockholders.

SECTION 7.6. Notification of Certain Matters; Other Actions.

(a) Each of the Company, Parent and Merger Sub shall give prompt notice to the others upon becoming aware of (i) any Proceedings commenced or, to such party’s knowledge, threatened by or against, relating to or involving or otherwise affecting the Company or the Company Subsidiary or Parent or any of its Subsidiaries, as the case may be, (A) that, if pending on the date hereof, would have been required to have been disclosed pursuant to any provision of this Agreement or (B) that relate to this Agreement or the consummation of the Transactions; (ii) any inaccuracy in any material respect of any representation or warranty contained in this Agreement at any time prior to the Closing; provided that no such notification shall affect or be deemed to modify any representation or warranty of such party set forth herein; (iii) any material failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; (iv) the occurrence or existence of any Company Material Adverse Effect or the occurrence or existence of any event which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (v) the occurrence or existence of any Parent Material Adverse Effect or the occurrence or existence of any event which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (vi) any event, condition, fact or circumstance that has a materially adverse impact on the likelihood that all of the conditions set forth in Article 8 will be satisfied prior to the Outside Date; provided that the delivery of notice pursuant to this Section 7.6 shall not limit or otherwise affect the remedies available hereunder to the Company or Parent.

(b) Subject to applicable Law, the Company shall (i) provide Parent with any material Patent application, filing or other communication that the Company or the Company Subsidiary proposes to file with or send to any Patent office and consider such comments as Parent may provide to the Company in respect of any such Patent application, filing or other communication, (ii) provide to Parent copies of all material communications sent to or received from any Patent office, including material Patent applications, filing receipts, office actions, responses or amendments, and notices of allowance and (iii) keep Parent reasonably informed in respect of its actions in respect of the filing, prosecution and maintenance of the Company’s and the Company Subsidiary’s material Patents. The Company shall provide the proposed material Patent applications, filings and other communications contemplated by clause (i) of the preceding sentence to Parent sufficiently in advance of their filing or dispatch to a Patent office to afford Parent a reasonable opportunity to review and comment thereon.

(c) Subject to applicable Law, the Company shall (i) provide Parent with advance notice of and an opportunity for one executive of Parent to participate as an observer in any meetings or conference calls the Company has with (A) the FDA or its advisory committees or the EMA or its advisory committees and (B) subject to the prior written consent of the Collaboration Partner, any executive committee of the Company’s and the Collaboration Partner’s Representatives that has been established pursuant to any Contract with such Collaboration Partner with respect to the development, marketing, distribution, manufacturing, labeling, commercialization and sales of Company Products pursuant to such Contract and (ii) consider in good faith and, to the extent reasonable to do so, incorporate, any comments or other input provided by Parent in respect of the foregoing. The Company will (1) promptly notify Parent of any notice or other communication to the Company or the Company Subsidiary from the FDA or its advisory committees or the EMA or its advisory committees and, subject to applicable Law, permit Parent to review in advance any proposed written communication to such Governmental Authority, and consider in good faith and, to the extent reasonable to do so, incorporate, any comments or other input provided by Parent, (2) furnish Parent with copies of all correspondence, filings and written communications between the Company, the Company Subsidiary and their respective Representatives on one hand, and any such Governmental Authority or its staff on the other hand and (3) consult with Parent prior to making any significant submission to the FDA relating to the Company’s or the Company Subsidiary’s business including any New Drug Application (NDA) or Biologics License Application (BLA), or supplement or amendment thereto, response to any Warning Letter, untitled letter, or observation on FDA Form 483 and shall give Parent reasonable opportunity to review and comment on any such submission prior to its submission to the FDA.

SECTION 7.7. Access to Information; Confidentiality.

(a) The Company shall, and shall cause the Company Subsidiary and the Representatives of the Company and the Company Subsidiary to, afford to Parent, Merger Sub and their respective Representatives reasonable access upon reasonable advance notice and during normal business hours from the date hereof through the Effective Time to its officers, employees, agents, properties, facilities, books, records, Contracts and other assets and shall promptly furnish to Parent, Merger Sub and their respective Representatives all financial, operating and other data and information as such Persons may from time to time reasonably request. Parent and Merger Sub shall have the right to make such due diligence investigations as Parent and Merger Sub shall deem necessary or reasonable, upon reasonable notice to the Company and without significant interference to Company’s operations or properties. The Company shall instruct its Representatives to cooperate with Parent and Merger Sub in their investigation of the Company and the Company Subsidiary. All access and investigations pursuant to this Section 7.7(a) shall be conducted at Parent’s expense and under the supervision of appropriate personnel of the Company and in a manner that does not unreasonably interfere with the normal operation of the business of the Company and the Company Subsidiary. No additional investigations or disclosures shall affect the Company’s representations and warranties contained herein, or limit or otherwise affect the remedies available to Parent and Merger Sub pursuant to this Agreement.

(b) The provisions of the Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

(c) Nothing herein shall require the Company to disclose any information to Parent if such disclosure would, in the Company’s reasonable discretion (i) jeopardize any attorney-client privilege, work product doctrine or other legal privilege (provided that the Company will nonetheless provide Parent with appropriate information regarding the factual basis underlying any circumstances that resulted in the preparation of such privileged analyses) or (ii) contravene any applicable Law, fiduciary duty or binding Contract entered into prior to the date hereof, including any confidentiality agreement to which the Company or the Company Subsidiary is a party (provided that the Company shall use its commercially reasonable efforts to obtain the consent of any such Contract’s counterparty to such inspection or disclosure). The Company and Parent will each use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure under circumstances in which the restrictions of the preceding sentence apply.

SECTION 7.8. No Solicitation.

(a) At all times during the Pre-Closing Period, the Company shall not (and shall cause the Company Subsidiary not to), nor shall it authorize and it shall cause their respective Representatives not to, directly or indirectly, (i) solicit, initiate, propose or take any action to knowingly encourage (including by way of furnishing information) any inquiries or the submission of any proposal that constitutes, or could reasonably be expected to lead to, an

Acquisition Proposal or otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal; (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information or data relating to, afford access to the business, properties, assets, books or records of the Company or the Company Subsidiary in connection with, or otherwise cooperate with any Person with respect to, any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (iii) grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill or similar agreement (or any confidentiality, standstill or similar provision of any other Contract) or take any action to exempt any Person (other than Parent or its Subsidiaries) or any action taken by any Person (other than Parent or its Subsidiaries) from the Rights Agreement or any Takeover Provision or (iv) resolve, propose or agree to do any of the foregoing; provided that if in response to an unsolicited, bona fide written Acquisition Proposal made after the date hereof in circumstances not involving a breach of this Section 7.8, the Company Board determines in good faith (based on information then available to it and after consultation with outside counsel and receiving the advice of its financial advisor of nationally recognized reputation) that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal and with respect to which the Company Board determines in good faith, based on information then available to it and after consulting with and receiving the advice of outside counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board to the Stockholders under applicable Law, then the Company may at any time prior to the Offer Closing (but in no event after such time), furnish information with respect to the Company and the Company Subsidiary to, or enter into discussions with, the Person making such Acquisition Proposal and its Representatives; provided that (1) at least 12 hours prior to furnishing any such information to, or entering into discussions with, such Person, Parent receives written notice from the Company of the identity of such Person and of the Company’s intention to furnish information to, or enter into discussions with, such Person, and the Company receives from such Person an executed confidentiality agreement in a customary form that is no less favorable to the Company than the Confidentiality Agreement and (2) the Company concurrently furnishes all such information provided to such Person to Parent (to the extent such information has not been previously furnished or made available by the Company to Parent or Parent’s Representatives). Notwithstanding the foregoing, the Company shall not provide any commercially sensitive non-public information to any competitor, except in a manner consistent with the Company’s past practices in dealing with the disclosure of such information in the context of considering Acquisition Proposals prior to the date hereof. The Company shall ensure that its Representatives are aware of the provisions of this Section 7.8(a). Without limiting the foregoing, it is agreed that any violation of the foregoing restrictions by the Company Subsidiary or any Representative of the Company or the Company Subsidiary shall be deemed to be a breach of this Section 7.8 by the Company. The Company shall provide Parent with an accurate and complete copy of any confidentiality agreement entered into pursuant to this Section 7.8(a) within 24 hours of the execution thereof. The Company shall not terminate, waive, amend, release or modify any material provision of any such confidentiality agreement. Notwithstanding anything to the contrary contained in this Agreement, the Company and its Representatives may in any event have discussions with any Person that has made an unsolicited, bona fide written Acquisition Proposal in order to (i) clarify and understand the terms and conditions of the Acquisition Proposal made by such Person and to determine whether the Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (ii) inform such Person of the provisions of this Agreement; provided that at least 12 hours prior to having such discussions with such Person, Parent receives written notice from the Company of the identity of such Person and of the Company’s intention to have discussions with such Person.

(b) In addition to the other obligations of the Company set forth in this Section 7.8, the Company shall as promptly as possible, and in any event no later than 24 hours after receipt thereof, advise Parent, orally and in writing, of any Acquisition Proposal, or any inquiry, proposal or offer that expressly contemplates or could reasonably be expected to lead to an Acquisition Proposal, and shall, in any such notice to Parent, indicate the identity of the Person making such Acquisition Proposal, inquiry, proposal or offer, the terms and conditions of any Acquisition Proposal, proposal or offer (including any subsequent amendment or other modification to such terms and conditions) or the nature of any inquiries or other contacts, and provide to Parent copies of any written materials received from or on behalf of such Person relating to such inquiry, proposal or offer, and thereafter the Company shall (i) keep Parent (or its outside counsel) reasonably and promptly informed regarding the progress of developments affecting the status and terms of any such Acquisition Proposal, inquiry, proposal or offer and regarding the status of any discussions or negotiations with the Person making such Acquisition Proposal, inquiry, proposal or offer or any of its Representatives and (ii) provide Parent (or its outside counsel) with copies of any additional written materials received that relate to such Acquisition Proposal, inquiry, proposal or offer within 24 hours after receipt or delivery thereof.

(c) Except as expressly permitted by Section 7.8(d), neither the Company Board nor any committee thereof shall (i) (A) withhold, fail to include in (or remove from) the Schedule 14D-9, withdraw, qualify or modify (or publicly propose or resolve to withhold, fail to include in (or remove from) the Schedule 14D-9, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation or (B) adopt, approve, recommend, submit to the Stockholders or declare advisable (or resolve, determine or propose to adopt, approve, recommend, submit to Stockholders or declare advisable) any Acquisition Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) adopt, approve, recommend, submit to Stockholders or declare advisable (or resolve, determine or propose to adopt, approve, recommend, submit to Stockholders or declare advisable), or allow the Company or the Company Subsidiary to execute or enter into, any Contract constituting or related to, or that is intended to or could be reasonably likely to lead to, any Acquisition Proposal, or requiring or reasonably likely to cause the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (any such Contract, an “Alternative Acquisition Agreement”), other than a confidentiality agreement referred to in Section 7.8(a) entered into in compliance with Section 7.8(a).

(d) Notwithstanding the foregoing provisions of this Section 7.8, if at any time during the Pre-Closing Period the Company receives an Acquisition Proposal or an Intervening

Event occurs, the Company Board may effect a Company Adverse Recommendation Change or terminate this Agreement to enter into a Specified Agreement, in each case if, and only if, (i) the Company is not in breach of this Section 7.8, (ii) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to make the Company Adverse Recommendation Change or terminate this Agreement to enter into a Specified Agreement would be inconsistent with the fiduciary duties of the Company Board to the Stockholders under applicable Law, (iii) the Company has given Parent written notice of the Company Board’s intention to make a Company Adverse Recommendation Change or terminate this Agreement to enter into a Specified Agreement at least four Business Days prior to making any such Company Adverse Recommendation Change or terminating this Agreement to enter into a Specified Agreement (a “Change of Recommendation Notice”), (iv) if the decision to make a Company Adverse Recommendation Change is in connection with an Intervening Event then the Company shall comply with clauses (I) through (III) as follows: (I) the Change of Recommendation Notice shall have provided a reasonable description of the Intervening Event and the reasons for the Company Adverse Recommendation Change, (II) the Company shall have given Parent a four Business Day period following Parent’s receipt of the Change of Recommendation Notice to propose revisions to the terms of this Agreement or make other proposals and shall have negotiated in good faith with Parent (and caused its Representatives to negotiate with Parent) with respect to such proposed revisions or other proposals, if any, and (III) after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, after consultation with its outside legal counsel, the Company Board shall have determined in good faith that the failure to make the Company Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Company Board to the Stockholders under applicable Law and (v) if the decision to make a Company Adverse Recommendation Change is in connection with an Acquisition Proposal or if the Company intends to terminate this Agreement to enter into a Specified Agreement, then the Company shall comply with clauses (A) through (E) as follows: (A) prior to giving effect to clauses (B) through (E), the Company Board shall have determined in good faith, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, that such Acquisition Proposal is a Superior Proposal, (B) the Company shall have provided to Parent in writing the material terms and conditions of such Acquisition Proposal and copies of all material documents relating to such Acquisition Proposal in accordance with this Section 7.8, (C) the Company shall have given Parent the four Business Day period following Parent’s receipt of the Change of Recommendation Notice to propose revisions to the terms of this Agreement or make other proposals and shall have negotiated in good faith with Parent (and caused its Representatives to negotiate with Parent) with respect to such proposed revisions or other proposals, if any, (D) after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, the Company Board shall have determined in good faith that such Acquisition Proposal remains a Superior Proposal and that the failure to make the Company Adverse Recommendation Change or terminate this Agreement to enter into a Specified Agreement would be inconsistent with the fiduciary duties of the Company Board to the Stockholders under applicable Law and (E) if the Company intends to terminate this Agreement to enter into a Specified Agreement, the Company shall comply with Section 9.1(d)(i). For clarity, the provisions of this Section 7.8(d) shall also apply to any material amendment to any Acquisition Proposal or any successive Acquisition Proposals (except that any reference to four Business Days shall be two Business Days). Neither the Company nor the Company Board shall be permitted to recommend that the Stockholders tender any securities in connection with any tender or exchange offer (other than by Parent, Merger Sub or any of their Affiliates) or otherwise approve, endorse or recommend any Acquisition Proposal, unless in each case, in connection therewith, the Company Board effects a Company Adverse Recommendation Change in accordance with the terms of this Agreement.

(e) Nothing in this Section 7.8 or elsewhere in this Agreement shall prohibit the Company Board from (i) taking and disclosing to the Stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act or complying with Item 1012(a) of Regulation M-A under the Exchange Act, if the Company Board determines in good faith, after consultation with outside counsel, that the failure to take such position would be inconsistent with its fiduciary duties under applicable Law or (ii) making any disclosure to the Stockholders that is required by applicable Law; provided that in no event shall the Company or the Company Board or any committee thereof take, or agree or resolve to take, any action prohibited by Section 7.8(c) and Section 7.8(d). Any disclosure made pursuant to this Section 7.8(e) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board reaffirms the Company Recommendation in such disclosure.

(f) The Company shall, and shall cause the Company Subsidiary and the Company’s and the Company Subsidiary’s respective Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations with any Person conducted heretofore with respect to an Acquisition Proposal, and promptly (but in no event later than 48 hours following the execution of this Agreement) request and use reasonable best efforts to obtain the return from all such Persons, or cause the destruction, of all copies of confidential information previously provided to such Persons by or on behalf of the Company, the Company Subsidiary or their respective Representatives (and all analyses and other materials prepared by or on behalf of such Persons that contain, reflect or analyze such confidential information).

SECTION 7.9. Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to indemnification by the Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company or the Company Subsidiary (each an “Indemnified Party”) as provided in the Company Charter Documents, in each case as in effect on the date hereof, or pursuant to any other agreements in effect on the date hereof, accurate and complete copies of which have been provided to Parent, shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall remain in full force and effect in accordance with their terms.

(b) For six years after the Effective Time, to the full extent permitted under applicable Law (with the parties agreeing that any limitations on a corporation’s ability to indemnify a director or officer under the DGCL shall be applicable to the indemnification provided for under this Section 7.9(b) notwithstanding that such limitations may not otherwise be applicable), Parent and the Surviving Corporation (the “Indemnifying Parties”) shall indemnify, defend and hold harmless each Indemnified Party against all losses, claims, damages, liabilities, fees, expenses, Judgments and fines arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time (including in respect of this Agreement), and shall reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, Judgments and fines as such expenses are incurred (and advance reasonable legal or other expenses incurred by any Indemnified Party in connection with matters for which such Indemnified Party is eligible to be indemnified pursuant to this Section 7.9(b) within 15 days after receipt by Parent of a written request for such advance, subject to the execution by such Indemnified Party of appropriate undertakings to repay such advanced costs and expenses if it is ultimately determined that such Indemnified Party is not entitled to indemnification); provided that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Party delivers to Parent a written notice asserting in good faith a claim for indemnification under this Section 7.9(b), then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved; provided further that nothing herein shall impair any rights to indemnification of any Indemnified Party referred to in Section 7.9(a).

(c) Parent shall cause the Surviving Corporation to maintain the Company’s officers’ and directors’ liability insurance policies (accurate and complete copies of which have been previously provided to Parent) in effect on the date hereof (the “D&O Insurance”) for a period of not less than six years after the Effective Time, but only to the extent related to actions or omissions prior to the Effective Time; provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms no less advantageous to such former directors or officers so long as such substitution does not result in gaps or lapses of coverage with respect to matters occurring prior to the Effective Time; provided further that in no event shall Parent or the Surviving Corporation be required to pay annual premiums of more than an amount equal to 250 % of the current annual premiums paid by the Company for such insurance, which amount is set forth in Section 7.9(c) of the Company Disclosure Letter (the “Maximum Amount”), to maintain or procure insurance coverage pursuant hereto; provided further that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Parent and the Surviving Corporation shall procure and maintain for such six-year period as much coverage as reasonably practicable for the Maximum Amount. Parent shall have the option to cause coverage to be extended under the Company’s D&O Insurance by obtaining a six-year “tail” policy or policies on terms and conditions no less advantageous than the Company’s existing D&O Insurance, subject to the limitations set forth in the provisos above in this Section 7.9(c), and such “tail” policy or policies shall satisfy the provisions of this Section 7.9(c).

(d) The obligations of Parent and the Surviving Corporation under this Section 7.9 shall survive the Offer Closing and the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 7.9 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 7.9 applies shall be third party beneficiaries of this Section 7.9, each of whom may enforce the provisions of this Section 7.9).

(e) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, or if Parent dissolves the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 7.9.

SECTION 7.10. Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of equity securities of the Company (including derivative securities) in connection with this Agreement by each Company director or officer who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company’s equity securities to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 7.11. Stockholder Litigation. The Company shall promptly advise Parent in writing of any Proceeding brought or threatened by any Stockholder against the Company or its directors relating to this Agreement or any of the Transactions and shall keep Parent reasonably informed on a prompt, routine basis regarding any such Proceeding. The Company shall give Parent (a) the opportunity to consult with the Company regarding the defense of any Proceeding brought by any Stockholder against the Company or its directors relating to the Transactions, (b) the right to review and comment on all material filings or responses to be made by the Company in connection with any such Proceeding (and the Company will give reasonable consideration to such comments) and (c) the right to consult on the settlement with respect to any such Proceeding (with no such settlement to be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed)).

SECTION 7.12. Deregistration; Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of NASDAQ to enable and facilitate the delisting of the Company Common Stock from NASDAQ by the Surviving Corporation as promptly as practicable after the Effective Time and deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting. The Company shall not cause the Company Common Stock to be delisted from NASDAQ prior to the Effective Time.

SECTION 7.13. Takeover Provisions. The Company and the Company Board shall, to the extent permitted by applicable Law, use its reasonable best efforts (a) to take all actions necessary to ensure that no Takeover Provision is or becomes applicable to this Agreement, the Support Agreement or the Transactions, including the Offer and the Merger, and (b) if any Takeover Provision becomes applicable to this Agreement, the Support Agreement or the Transactions, to take all actions necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and the Support Agreement and otherwise to minimize the effect of such Takeover Provision on Parent and Merger Sub, this Agreement, the Support Agreement and the Transactions.

SECTION 7.14. Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

SECTION 7.15. Rights Agreement. The Company and the Company Board shall take all necessary action in order to render the Company Rights inapplicable to this Agreement, the Offer, the Merger and the Transactions.

SECTION 7.16. Opinion of Financial Advisor. As soon as practicable (and, in any event, within two Business Days) after the date hereof, the Company shall provide to Parent solely for informational purposes an accurate and complete copy of the executed written opinion of the Company Financial Advisor described in Section 5.13.

SECTION 7.17. Financing.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the Financing at or prior to the Closing, including using reasonable best efforts to (i) maintain in effect and enforce the Financing Commitment, (ii) enter into definitive financing agreements with respect to the Financing, so that such agreements are in effect as promptly as practicable but in any event no later than the Closing, (iii) satisfy on a timely basis all Financing Conditions and (iv) in the event that the Financing Conditions are satisfied, cause the Debt Financing Sources to fund the Financing Commitment. If, notwithstanding the use of reasonable best efforts by Parent to satisfy its obligations under this Section 7.17(a), the Financing Commitment (or any definitive financing agreement relating thereto) expires or is terminated prior to the Closing, in whole or in part, for any reason, including as a result of a breach or repudiation or if any portion of the Financing otherwise becomes unavailable, Parent shall use reasonable best efforts to arrange for alternative financing in an amount sufficient to pay for the consummation of the Transactions.

(b) Notwithstanding Section 7.17(a), Parent shall have the right from time to time to amend, supplement or otherwise modify, or waive any of its rights under, the Financing

Commitment, or enter into other financing arrangements as an alternative to the Financing Commitment; provided that Parent shall not enter into any such amendment, supplement, modification, waiver or alternative if such amendment, supplement, modification, waiver or alternative imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Financing, or otherwise expands, amends or modifies any other provision of the Financing Commitment, in a manner that would (i) materially and adversely affect the ability of Parent to fund its obligations when due under this Agreement or (ii) materially and adversely affect the ability of Parent to enforce its rights under the terms of the Financing Commitment or the definitive agreements with respect thereto; provided that, subject to compliance with the other provisions of this Section 7.17, Parent may amend the Financing Commitment or the definitive agreements with respect thereto to add additional lenders, arrangers, bookrunners, and agents or in a manner that would not materially adversely affect the ability of Parent to fund its obligations when due under this Agreement (it being understood that any such additional lenders, arrangers, bookrunners, and agents may have the same rights under the Financing Commitments as those of Jefferies acting in such capacity and Jefferies’ commitment may be assigned to any such Person as contemplated in the Financing Commitment). Parent shall promptly deliver to the Company copies of any such amendment, supplement, modification, waiver or alternative of a material nature.

(c) Parent shall keep the Company reasonably informed of material developments in respect of its efforts to arrange the Financing and provide to the Company copies of the executed material definitive agreements for the Financing (excluding any agreement or portion thereof that by its terms is confidential). Without limiting the generality of the foregoing, Parent shall give the Company prompt written notice (i) of any material breach or material default by any party to any of the Financing Commitment or definitive agreements related to the Financing of which Parent becomes aware, (ii) of the receipt of any written notice from any Debt Financing Source with respect to any actual or potential material breach, material default, termination or repudiation by any party to any of the Financing Commitment or definitive agreements related to the Financing or any provisions of the Financing Commitment or definitive agreements related to the Financing and (iii) if at any time for any reason Parent believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the Debt Financing Sources contemplated by any of the Financing Commitment or definitive agreements related to the Financing. As soon as reasonably practicable, but in any event within three Business Days after the date the Company delivers to Parent a written request, Parent shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (i), (ii) or (iii) of the immediately preceding sentence. Parent shall deliver to the Company true and complete copies of all agreements, arrangements or understandings (including side letters or (subject to customary redactions) fee letters) pursuant to which any such alternative source shall have committed to provide any portion of the Financing.

SECTION 7.18. Financing Assistance.

(a) During the period beginning on the date hereof and ending at the earlier of the Effective Time and the termination of this Agreement, the Company shall, and shall cause the

Company Subsidiary to, use its reasonable best efforts to cause its and the Company Subsidiary’s Affiliates and Representatives to cooperate with Parent and its Representatives in connection with the arrangement of the financings contemplated by the Financing Commitment, and any other financings undertaken by Parent or any of its Affiliates in substitution for or in addition thereto for the purpose of funding the Transactions (collectively, the “Financing”), including:

(i) assisting Parent and its Representatives in the preparation of customary offering documents, private placement memoranda, bank information memoranda, prospectuses, materials for rating agency presentations, and similar documents in connection with the Financing (including providing such information and data in connection therewith as Parent or Merger Sub shall reasonably request), and providing reasonable and customary authorization letters to the arrangers, underwriters and placement agents containing customary representations and authorizing the distribution of the Required Information to prospective lenders, investors and other financing sources;

(ii) participating in a reasonable number of customary meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, including direct contact between senior management of the Company and the Company Subsidiary (or other employees with appropriate seniority or expertise) and Representatives of the Company with prospective lenders and investors in connection with the Financing, in each case at such times as coordinated reasonably in advance thereof;

(iii) executing and delivering (or coordinating the execution and delivery of) any definitive financing documents in connection with the Financing reasonably requested by Parent (including those requested by Parent on behalf of a Debt Financing Source), including indentures and definitive credit agreement documents, pledge and security documents, guarantee and collateral documents, officer’s certificates (including certificates relating to the solvency of the Company and to the consummation of the Transactions) and any other documents facilitating the pledge of collateral, the guarantee of indebtedness and the release of Liens; provided that, in each case, such documents shall be subject to the Closing and shall only be effective at or after the Effective Time;

(iv) furnishing to the extent requested by Parent or Merger Sub (including if requested by Parent or Merger Sub on behalf of a Debt Financing Source) (A) all financial statements, financial data and audit reports, and other financial information and financial data regarding the Company and the Company Subsidiary (I) of the type and form required by Regulation S-X and Regulation S-K under the Securities Act for offerings of debt securities on a registration statement on Form S-3 under the Securities Act, including all information required to be incorporated by reference therein, and (II) of the type and form customarily included in offering documents used for the syndication of credit facilities of the type to be included in the Financing or in offering documents used in connection private placements of debt securities under Rule 144A promulgated under the Securities Act (which, for the avoidance of doubt, shall not include information required by Rules 3-09, 3-10 or 3-16 under Regulation S-X), in each case, only to the extent the Financing is pursuant to a registered offering of debt securities, a syndication of credit facilities or a private placement of debt securities under Rule 144A, as the case may be, and (B) all information and data reasonably required by Parent and Merger Sub to prepare all pro forma financial statements required in connection with the Financing; provided that no such financial statements or other information shall be required to be provided with respect to the Company or the Company Subsidiary on an unconsolidated basis;

(v) obtaining from the Company’s registered public accounting firm that has audited the Company’s most recent audited financial statements (A) customary comfort letters and consents required in connection with the Financing with respect to the financial information provided pursuant to clause (iv) of this Section 7.18(a) that is included in any private placement memorandum or other offering document for which such comfort is customarily required, including customary confirmations (in customary form and scope and delivered at such customary times) of such accountants that they are prepared to issue any such comfort letter or consent subject to the completion of its customary procedures relating thereto, and (B) obtaining customary legal opinions, in each case as reasonably requested by Parent (including those requested by Parent on behalf of a Debt Financing Source);

(vi) cooperating with any and all due diligence investigations with respect to the Company and the Company Subsidiary conducted by lead arrangers, underwriters or placement agents in connection with the Financing, including providing reasonable access to the properties, books and records, personnel and other information of the Company and the Company Subsidiary during normal business hours upon reasonable advance notice, and taking (subject to the Closing and only effective at or after the Effective Time) such corporate actions as may be reasonably requested by Parent (including those requested by Parent on behalf of a Debt Financing Source) to enable Parent and Merger Sub to effect the Financing;

(vii) requesting customary payoff letters, Lien terminations and instruments of discharge to be delivered to allow for the payoff, discharge and termination in full on the Closing Date of all indebtedness and Liens in respect of indebtedness of the Company required to be repaid, discharged or terminated as of the Closing in accordance with the terms of the Financing; and

(viii) furnishing all documentation and other information required by any Governmental Authority under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act.

(b) Notwithstanding anything in this Agreement to the contrary, neither the Company nor the Company Subsidiary shall be required to pay any commitment or other similar fee, enter into any definitive agreement, or incur any other liability or obligation in connection with the Financing prior to the Effective Time.

(c) The Company hereby consents to the use of the logos of the Company and the Company Subsidiary in connection with the Financing; provided that Parent and its Representatives comply with all reasonable instructions of the Company with respect to such use and cease any and all such use on the date of termination of this Agreement in the event that this Agreement is terminated in accordance with Article 9.

(d) Parent shall indemnify and hold harmless the Company and the Company Subsidiary and their respective Affiliates (collectively, the “Financing Indemnitees”) from and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing (other than arising from fraud, gross negligence, willful misconduct or intentional misrepresentation) and any information utilized in connection therewith (other than information provided by the Company and the Company Subsidiary). The obligations of Parent in the foregoing sentence shall survive the consummation of the Merger and any termination of this Agreement. After the Effective Time, this Section 7.18(d) only may be amended or waived in respect of any Financing Indemnitee with the consent of such Financing Indemnitee.

SECTION 7.19. Rule 14d-10 Matters. Prior to the Offer Closing, the Company (acting through the compensation committee of the Company Board) shall take such steps as may be required to approve as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (a) each Stock Plan, (b) the treatment of Company Stock Options in accordance with the terms set forth in this Agreement, the applicable Stock Plan and any applicable Company Employee Benefit Plans and (c) each other Company Employee Benefit Plan that provides compensation or benefits in connection with the Transactions, for purposes of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

SECTION 7.20. Sunshine Act Matters. During the Pre-Closing Period, the Company shall, and shall cause the Company Subsidiary to, (a) continue to track all reportable payments and transfers of value made by the Company or the Company Subsidiary, directly or indirectly, to physicians and teaching hospitals, in accordance with the assumptions set forth in the document described in clause (b) below, in order to enable the Company or the Surviving Corporation, as applicable, to timely submit a report consistent with the requirements of the Sunshine Act and implementing regulations regarding such payments and transfers of value made between August 1, 2013 and December 31, 2013 and (b) prepare and deliver to Parent a document setting forth any reasonable assumptions made by the Company or the Company Subsidiary, as applicable, in connection with such tracking.

ARTICLE 8

CONDITIONS

SECTION 8.1. Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or, to the extent permitted by applicable Law, waiver on or prior to the Closing Date of each of the following conditions:

(a) Purchase of Company Common Stock in the Offer. Merger Sub (or Parent on Merger Sub’s behalf) shall have accepted for payment all Tendered Shares.

(b) No Injunctions or Restraints. No Judgment preventing the consummation of the Merger shall have been issued by any Governmental Authority of competent jurisdiction and remain in effect, and there shall not be any Law enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

ARTICLE 9

TERMINATION

SECTION 9.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Acceptance Time:

(a) by mutual written consent of Parent and the Company;

(b) by either the Company or Parent by written notice to the other, if:

(i) the Acceptance Time shall not have occurred on or prior to May 7, 2014 (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the primary cause of, or resulted in, the failure of the Acceptance Time to have occurred on or prior to the Outside Date;

(ii) any Judgment issued by a court of competent jurisdiction or by any other Governmental Authority or Law or other legal restraint or prohibition, in each case making the Offer illegal or permanently restraining, enjoining or otherwise preventing the making or consummation of the Offer, shall be in effect and shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any party if the issuance of such legal restraint or prohibition was primarily caused by or the result of the failure of such party to perform in any material respect any of its obligations under this Agreement; or

(iii) if the Offer shall have expired (and not been extended) without the acceptance for payment of shares of Company Common Stock pursuant to the Offer; provided that a party shall not be permitted to terminate this Agreement pursuant to this Section 9.1(b)(iii) if a breach by such party of any provision of this Agreement shall have primarily caused the failure of the acceptance for payment of the shares of Company Common Stock pursuant to the Offer;

(c) by Parent by written notice to the Company, if:

(i) (A) a Company Adverse Recommendation Change shall have occurred, (B) the Company or the Company Board (or any committee thereof) shall have adopted, approved, recommended, submitted to Stockholders, declared advisable, executed or entered into (or resolved, determined or proposed to adopt, approve, recommend, submit to stockholders, declare advisable, execute or enter into) any Alternative Acquisition Agreement, (C) at any time after receipt or public announcement of an Acquisition Proposal, the Company Board shall have failed to reaffirm the Company Recommendation as promptly as practicable after receipt of any written request to do so by Parent (but in any event within five Business Days (or, if the Outside Date is fewer than five Business Days after the Company’s receipt of such request, by the close of business on the Business Day immediately preceding the Outside Date)), (D) a tender offer or exchange offer relating to the Company Common Stock shall have been commenced by a Person unaffiliated with Parent and the Company shall not have sent to the Stockholders pursuant to Rule 14e-2 under the Exchange Act, within five Business Days (or, if the Outside Date is fewer than five Business Days after such offer is first published, sent or given, by the close of business on the Business Day immediately preceding the Outside Date) after such tender offer or exchange offer is first published, sent or given, a statement reaffirming the Company Recommendation and recommending that the Stockholders reject such tender or exchange offer or (E) the Company or the Company Board (or any committee thereof) shall publicly announce its intentions to do any of the foregoing;

(ii) the Company shall have violated or breached in any material respect any of its obligations under Section 7.8; or

(iii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the Offer Conditions set forth in paragraph (f) or paragraph (g) of Annex I (other than in the case of a breach of the covenants or agreements set forth in Section 7.8), as applicable, not to be satisfied, and such breach or failure is incapable of being cured by the Outside Date or, if curable, is not cured by the Company within 20 Business Days of receipt by the Company of written notice of such breach or failure;

(d) by the Company by written notice to Parent:

(i) in order to accept a Superior Proposal and enter into the Specified Agreement (as defined below) relating to such Superior Proposal, if (A) such Superior Proposal shall not have resulted from any breach of Section 7.8, (B) the Company Board, after satisfying all of the requirements set forth in Section 7.8, shall have authorized the

Company to enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Proposal (a “Specified Agreement”) and (C) the Company shall have paid the Termination Fee concurrently, and have entered into the Specified Agreement concurrently with, the termination of this Agreement pursuant to this Section 9.1(d)(i);

(ii) if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement shall have occurred, which breach or failure to perform has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and is incapable of being cured by the Outside Date or, if curable, is not cured by Parent within 20 Business Days of receipt by Parent of written notice of such breach or failure; or

(iii) if Merger Sub shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in Section 2.1(a); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(iii) if the Company’s failure to fulfill any obligation under this Agreement has been the primary cause of, or resulted in, the failure by Merger Sub to comply with its obligations under Section 2.1(a).

Any written notice of termination pursuant to this Section 9.1 shall specify the provision of this Section 9.1 pursuant to which such termination is being effected.

SECTION 9.2. Effect of Termination. Upon the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become null and void and of no further effect and there shall be no liability or obligation on the part of any party (or any stockholder or Representative of such party), except for the provisions of Section 7.7(b), Section 7.18(d), this Section 9.2, Section 9.3 and Article 10, which shall survive such termination; provided that nothing herein shall relieve any party from liability for any willful or intentional breach by such party of this Agreement. The Confidentiality Agreement shall not be affected by the termination of this Agreement.

SECTION 9.3. Termination Fee.

(a) Except as otherwise set forth in this Section 9.3, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs or expenses, whether or not the Transactions are consummated.

(b) In the event that:

(i) an Acquisition Proposal shall have been made to the Company or shall have been made directly to the Stockholders generally or any Person shall have publicly announced an intention to make an Acquisition Proposal and thereafter, (A) this Agreement is terminated (I) by the Company or Parent pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii) or (II) by Parent pursuant to Section 9.1(c)(iii) and (B) the Company or the Company Subsidiary enters into a definitive agreement with respect to, recommends to its stockholders, or consummates a transaction contemplated by, any Acquisition Proposal (replacing “15%” in the definition thereof with “50%”) within 12 months of the date this Agreement is terminated;

(ii) this Agreement is terminated by Parent pursuant to Section 9.1(c)(i) or Section 9.1(c)(ii) (or by Parent or the Company pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii) or by Parent pursuant to Section 9.1(c)(iii) following any time at which Parent was entitled to terminate this Agreement pursuant to Section 9.1(c)(i) or Section 9.1(c)(ii)); or

(iii) this Agreement is terminated by the Company pursuant to Section 9.1(d)(i);

then, in any such event under clause (i), (ii) or (iii) of this Section 9.3(b), the Company shall pay to Parent, in cash at the time specified in the next sentence, a nonrefundable termination fee of $80 million (the “Termination Fee”). Any payment of the Termination Fee required to be made pursuant to (1) Section 9.3(b)(i) shall be made to Parent within two Business Days of the occurrence of the applicable event described in clause (B) of Section 9.3(b)(i); (2) Section 9.3(b)(ii) shall be made to Parent within two Business Days after termination of this Agreement by Parent as set forth in Section 9.3(b)(ii) and (3) Section 9.3(b)(iii) shall be made to Parent immediately prior to and as a condition to such termination of this Agreement by the Company as set forth in Section 9.3(b)(iii). All payments under this Section 9.3(b) shall be made by wire transfer of immediately available funds to an account to be designated by Parent. For the avoidance of doubt, the Termination Fee under this Section 9.3 shall be payable only once and not in duplication even though the Termination Fee may be payable under one or more provisions hereof.

(c) The Company acknowledges that the agreements contained in Section 9.3(b) are an integral part of the Transactions, and that, without those agreements, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to make payment of any amount payable under Section 9.3(b) within the applicable time period specified in Section 9.3(b) and Parent commences a Proceeding to collect such amount that results in a judgment against the Company, the Company shall reimburse Parent for its reasonable fees and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding and shall pay interest on the amount of the payment at the prime rate as published in The Wall Street Journal in effect on the date the amount was payable pursuant to Section 9.3(b), with such interest to accrue beginning on the date such amount first was payable pursuant to Section 9.3(b) to the date of payment.

ARTICLE 10

GENERAL PROVISIONS

SECTION 10.1. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given and received (a) upon receipt, if delivered personally, (b) two Business Days after deposit in the mail, if sent by registered or certified mail, (c) on the next Business Day after deposit with an overnight courier, if sent by overnight courier, (d) upon transmission and confirmation of receipt, if sent by facsimile or email transmission prior to 6:00 p.m., local time, in the place of receipt or (e) on the next Business Day following transmission and confirmation of receipt, if sent by facsimile or email transmission after 6:00 p.m., local time, in the place of receipt; provided that the notice or other communication is sent to the address, facsimile number or email address set forth beneath the name of such party below (or to such other address, facsimile number or email address as such party shall have specified in a written notice to the other parties):

(a) if to Parent or Merger Sub (or, following the Effective Time, the Company):

Salix Pharmaceuticals, Ltd.
8510 Colonnade Center Drive
Raleigh, NC 27615
Attention:	Rick D. Scruggs,
Executive Vice President, Business Development
William Bertrand, Jr.,
Senior Vice President, General Counsel
Fax:	(919) 862-1095
(919) 447-3445
Email:	rick.scruggs@salix.com
bill.bertrand@salix.com

with a copy (which shall not constitute notice) to:

Covington & Burling LLP
1201 Pennsylvania Avenue, N.W.
Washington, DC 20004
Attention:	Edward C. Britton
Catherine J. Dargan
Fax:	(202) 778-5248
(202) 778-5567
Email:	ebritton@cov.com
cdargan@cov.com

(b) if to the Company (prior to the Effective Time):

Santarus, Inc.
3611 Valley Centre Drive, Suite 400
San Diego, CA 92130
Attention:	Carey J. Fox,
Senior Vice President, General Counsel
Fax:	(858) 314-5702
Email:	cfox@santarus.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
12636 High Bluff Drive, Suite 400
San Diego, CA 92130
Attention:	Scott N. Wolfe
Matthew T. Bush
Fax:	(858) 523-5450
Email:	scott.wolfe@lw.com
matt.bush@lw.com

SECTION 10.2. Amendments and Waivers.

(a) Subject to Section 2.3 and Section 7.9(d), any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. Notwithstanding anything to the contrary in this Agreement, none of this Section 10.2, Section 10.4(c), Section 10.7(b) and Section 10.12 (or the terms defined in this Agreement insofar as they pertain to such Sections and any other provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of any of such Sections) may be amended, waived or modified in a manner adverse to any Debt Financing Source Party without the prior written consent of (i) in the case of a Debt Financing Source, such Debt Financing Source and (ii) in the case of a Debt Financing Source Party (other than a Debt Financing Source), the Debt Financing Source by reason of which such Person is a Debt Financing Source Party.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege.

SECTION 10.3. Representations and Warranties. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

SECTION 10.4. Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the Law of the State of Delaware regardless of the Law that might otherwise govern under applicable principles of conflicts of laws thereof.

(b) The parties agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.1 shall be deemed effective service of process on such party.

(c) Notwithstanding the foregoing, each of the Company and the Company Subsidiary agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against a Debt Financing Source Party arising out of this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), and that the provisions of Section 10.5 (as in effect on the date of this Agreement) shall apply to any such action, cause of action, claim, cross-claim or third-party claim.

SECTION 10.5. WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS.

SECTION 10.6. Counterparts; Effectiveness. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or .pdf shall be sufficient to bind the parties to the terms and conditions of this Agreement.

SECTION 10.7. Assignment; Third Party Beneficiaries.

(a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns. No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party, except that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Subsidiaries at any time and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Sub of its obligations hereunder or enlarge, alter or change any obligation of any other party or due to Parent or Merger Sub.

(b) Nothing in this Agreement shall be construed as giving any Person, other than the parties and their heirs, successors, Representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof, and no person shall be a third party beneficiary by, in or under this Agreement or any related document, except that (i) from and after the Effective Time each Indemnified Party is an intended third party beneficiary of Section 7.9 and such Persons may specifically enforce such provisions, (ii) the Financing Indemnitees are intended third party beneficiaries of Section 7.18(d) and such Persons may specifically enforce such provisions and (iii) Section 10.2, Section 10.4(c), this clause (iii) of this Section 10.7(b) and Section 10.12 are intended to be for the benefit of each Debt Financing Source Party and may be directly enforced by such Debt Financing Source Party. No provision of this Agreement shall constitute an amendment to any employee benefit plan, program, or policy, and no such employee benefit plan, program, or policy shall be treated as amended absent a separate written amendment adopted in accordance with the amendment procedures of the applicable plan, program, or policy.

SECTION 10.8. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 10.9. Entire Agreement. This Agreement, the Support Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

SECTION 10.10. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the State of Delaware or any Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity.

SECTION 10.11. Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

SECTION 10.12. No Recourse Against Debt Financing Source Parties. Notwithstanding anything herein to the contrary, the parties acknowledge and agree that (a) each Debt Financing Source and any arranger, book manager, documentation agent, syndication agent, administrative agent, collateral agent, or trustee that is a participant in the Financing and any of their respective Representatives and Affiliates and each such entity’s, Representative’s or Affiliate’s respective Affiliates, former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees, representatives or agents or the heirs, executors, successors and assigns of any of the foregoing (each a “Debt Financing Source Party”) shall not have any liability or obligation to any Person under this Agreement and (b) neither the Company nor the Company Subsidiary (except insofar as either is a party to any agreement entered into as part of the Financing) shall be entitled to any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against any Debt Financing Source Party, whether at law, in equity, in contract, in tort or otherwise, in connection with this Agreement or the Financing.

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IN WITNESS WHEREOF, Parent, Merger Sub, the Company and Intermediary have caused this Agreement to be executed as of the date first written above.

SANTARUS, INC.

By:	/s/ Gerald T. Proehl
Name:	Gerald T. Proehl
Title:	President and Chief Executive Officer

SALIX PHARMACEUTICALS, LTD.

By:	/s/ Carolyn J. Logan
Name:	Carolyn J. Logan
Title:	President and Chief Executive Officer

WILLOW ACQUISITION SUB CORPORATION

By:	/s/ Timothy J. Creech
Name:	Timothy J. Creech
Title:	President

SALIX PHARMACEUTICALS, INC.
(solely for purposes of Section 2.1(b) and Sections 4.3(a), (d) and (e))

By:	/s/ Carolyn J. Logan
Name:	Carolyn J. Logan
Title:	President and Chief Executive Officer

[Signature Page to Merger Agreement]

ANNEX I

Offer Conditions

Notwithstanding any other provisions of the Offer and in addition to Merger Sub’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Agreement and applicable Law, neither Parent nor Merger Sub shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act, pay for any Tendered Shares, if any of the following events shall occur and be continuing as of immediately prior to the expiration of the Offer (as it may have been extended pursuant to Section 2.1(e) of the Agreement):

(a) there shall not have been validly tendered and not validly withdrawn that number of shares of Company Common Stock that, when added to the shares of Company Common Stock then owned by Parent and its Subsidiaries, would represent one share more than one half of the sum of (i) all shares of Company Common Stock then outstanding and (ii) all shares of Company Common Stock that the Company may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into shares of Company Common Stock, or other rights to acquire or be issued shares of Company Common Stock (including all then outstanding Company Stock Options), regardless of the conversion or exercise price or other terms and conditions thereof) (such condition in this clause (a), the “Minimum Condition”);

(b) any waiting period (and any extension thereof) applicable to the Offer under the HSR Act shall not have been terminated or shall not have expired, or any other clearance, approval or consent under any other applicable Antitrust Law shall not have been obtained, in each case prior to the Expiration Date;

(c) there shall be any Law or Judgment enacted, enforced, amended, issued, in effect or deemed applicable to the Offer, by any Governmental Authority (other than the application of the waiting period provisions of the HSR Act or of requirements for clearance, approval or consent under any other Antitrust Law to the Offer or to the Merger), in any such case the effect of which is to make illegal or otherwise prohibit the acceptance for payment of or payment for shares of Company Common Stock or the consummation of the Offer or the Merger;

(d) there shall be pending any Proceeding by any Governmental Authority (i) challenging or seeking to restrain or prohibit the consummation of the Offer or the Merger, (ii) seeking (A) to restrain, prohibit or limit Parent’s or its Affiliates’ ownership or operation of the business of the Company or the Company Subsidiary, or of Parent or its Affiliates, or (B) to compel Parent or any of its Affiliates to divest, dispose of or hold separate all or any portion of the business or assets of the Company or the Company Subsidiary or of Parent or its Affiliates, in each case ((A) and (B)) in any manner or to any extent not contemplated by Section 7.5, or (iii) seeking to impose or confirm material limitations on the ability of Parent or any of its Affiliates effectively to acquire, hold or exercise full rights of ownership of the shares of Company Common Stock, including the right to vote shares of Company Common Stock acquired or owned by Parent or any of its Subsidiaries on all matters properly presented to the Stockholders;

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(e) the Company and Parent shall have reached an agreement that the Offer or the Agreement be terminated, or the Agreement shall have been terminated in accordance with its terms;

(f) (i) any of the representations and warranties of the Company set forth in Section 5.1(a), Section 5.2, Section 5.3(a), Section 5.3(b)(i), Section 5.3(b)(ii), Section 5.10, Section 5.13 and Section 5.23 of the Agreement shall not be true and correct in all respects (other than de minimis inaccuracies) as of the date of the Agreement and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) or (ii) any representations and warranties of the Company set forth in the Agreement (other than those listed in the preceding clause (f)(i)) shall not be true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material” or “materially”) as of the date of the Agreement and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (f)(ii), where the failure of any such representations and warranties to be so true and correct would not, and would not be reasonably expected to, have, individually or in the aggregate, a Company Material Adverse Effect;

(g) the Company shall have failed to perform or comply with in any material respect any obligation, agreement or covenant required to be performed or complied with by it under the Agreement prior to the Expiration Date;

(h) since the date of the Agreement, there shall have occurred and be continuing any event, condition, change, occurrence or development of a state of facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

(i) Parent shall not have received a certificate signed on behalf of the Company by the chief executive officer or chief financial officer of the Company to the effect that none of the conditions in paragraphs (f), (g), and (h) of this Annex I shall have occurred and be continuing.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate or modify the Offer pursuant to the terms of the Agreement. The foregoing conditions are for the sole benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub regardless of the circumstances giving rise to any such conditions, and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Condition), in each case, subject to the terms of the Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

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EXHIBIT A

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

SANTARUS, INC.

(hereinafter referred to as the “Corporation”)

ARTICLE I

NAME

The name of the Corporation is Santarus, Inc.

ARTICLE II

REGISTERED OFFICE AND REGISTERED AGENT

The registered office of the Corporation in the State of Delaware is located at Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808. The registered agent of the Corporation at such address is Corporation Service Company.

ARTICLE III

CORPORATE PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (“DGCL”).

ARTICLE IV

CAPITAL STOCK

The total number of shares of capital stock that the Corporation shall have authority to issue is 1,000 shares, which shall be shares of common stock with a par value of $0.0001 per share.

ARTICLE V

RESERVATION OF RIGHT TO AMEND BYLAWS

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation (“Board of Directors”) is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation to the fullest extent permitted by the provisions of the DGCL.

ARTICLE VI

ELECTION OF DIRECTORS

The election of directors need not be conducted by written ballot except and to the extent provided in the Bylaws of the Corporation.

ARTICLE VII

LIMITATION ON LIABILITY

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this ARTICLE VII shall not eliminate or limit the liability of a director (i) for any breach of his or her duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derives an improper personal benefit.

If the DGCL is hereafter amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of the director to the Corporation shall be limited or eliminated to the fullest extent permitted by the DGCL, as so amended from time to time. Any amendment, repeal or modification of this ARTICLE VII shall be prospective only, and shall not adversely affect any right or protection of a director of the Corporation under this ARTICLE VII in respect of any act or omission occurring prior to the time of such amendment, repeal or modification.

ARTICLE VIII

INDEMNIFICATION

(a) Subject to ARTICLE VIII(c), the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

(b) Subject to ARTICLE VIII(c), the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

(c) Any indemnification under this ARTICLE VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer or other person entitled to indemnification under this ARTICLE VIII is proper in the circumstances because he or she has met the applicable standard of conduct set forth in ARTICLE VIII(a) or ARTICLE VIII(b), as the case may be. Such determination shall be made, with respect to an officer or director, (i) by the Board of Directors by a majority vote of directors who were not parties to such action, suit or proceeding, even though less than a quorum, (ii) by a committee of directors who were not parties to such action, suit or proceeding even though less than a quorum, (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in ARTICLE VIII(a) or ARTICLE VIII(b), or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith, without the necessity of authorization in the specific case.

(d) Notwithstanding any contrary determination in the specific case under ARTICLE VIII(c), and notwithstanding the absence of any determination thereunder, any present or former director or officer of the Corporation may apply to the Court of Chancery of the State of Delaware for indemnification to the extent otherwise permissible under ARTICLE VIII(a) and ARTICLE VIII(b). The basis of such indemnification by a court shall be a determination by such court that indemnification of such person is proper in the circumstances because he or she has met the applicable standards of conduct set forth in ARTICLE VIII(a) or ARTICLE VIII(b), as the case may be. Neither a contrary determination in the specific case under ARTICLE VIII(c) nor the absence of any determination thereunder shall be a defense to such application or create a presumption that such person seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this ARTICLE VIII(d) shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, such person seeking indemnification in the Court of Chancery of the State of Delaware shall also be entitled to be paid the expense of prosecuting such application.

(e) Expenses (including attorneys’ fees) incurred by a person who is or was a director or officer of the Corporation in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized in this ARTICLE VIII.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, this ARTICLE VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in ARTICLE VIII(a) and ARTICLE VIII(b) shall be made to the fullest extent permitted by law. The provisions of this ARTICLE VIII shall not be deemed to preclude the indemnification of any person who is not specified in ARTICLE VIII(a) or ARTICLE VIII(b) but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.

(g) The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power or the obligation to indemnify him or her against such liability under the provisions of this ARTICLE VIII or Section 145 of the DGCL.

(h) For purposes of this ARTICLE VIII, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this ARTICLE VIII with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued. For purposes of this ARTICLE VIII, references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such person with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this ARTICLE VIII. For purposes of any determination under ARTICLE VIII(c), a person shall be deemed to have acted in good faith in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his or her conduct was unlawful, if his or her action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to him or her by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term “another enterprise” as used in this ARTICLE VIII(h) shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this ARTICLE VIII(h) shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in ARTICLE VIII(a) or ARTICLE VIII(b), as the case may be.

(i) The indemnification and advancement of expenses provided by, or granted pursuant to, this ARTICLE VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of the heirs, executors and administrators of such a person.

(j) Notwithstanding anything contained in this ARTICLE VIII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by ARTICLE VIII(d)), the Corporation shall not be obligated to indemnify any person in connection with a proceeding (or part, thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors.

(k) The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this ARTICLE VIII to directors and officers of the Corporation.

(l) A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or the Bylaws of the Corporation shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

ARTICLE IX

RESERVATION OF RIGHT TO AMEND

CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend, alter, restate, change or repeal any provisions contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law and all the provisions of this Certificate of Incorporation and all rights, preferences, privileges and powers conferred in this Certificate of Incorporation on stockholders, directors, officers or any other persons are subject to the rights reserved in this ARTICLE IX.

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